UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Elvira Ferraz 250, Sala 716, Vila

Olímpia, São Paulo - SP, 04552-040, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ITEM
1.	Positivo Soluções Didáticas - Unaudited Interim Condensed Combined Carve-Out Financial Statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018
2.	Positivo Soluções Didáticas - Combined Carve-Out Financial Statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
3.	Arco Platform Limited - Unaudited pro forma condensed consolidated financial information as of and for the six months ended June 30, 2019 and for the year ended December 31, 2018

Item 1

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

1-1

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

Contents

Unaudited interim condensed combined carve-out balance sheet	1-3

Unaudited interim condensed combined carve-out statements of comprehensive income	1-4

Unaudited interim condensed combined carve-out statements of changes in parent’s net investments	1-5

Condensed combined carve-out statements of cash flows - indirect method	1-6

Notes to the unaudited interim condensed combined carve-out financial statements	1-7

1-2

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out balance sheets

(In thousands of Reais — R$ thousand)	Note	6/30/2019	12/31/2018
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	5	22,133	20,328
Trade accounts receivable	6	90,528	99,766
Inventories	7	3,139	5,909
Recoverable taxes		286	195
Recoverable income tax (IRPJ) and social contribution (CSLL)		5	126
Other receivables		685	1,457

		116,776	127,781

Non-current assets
Judicial deposits		19	48
Deferred income tax and social contribution	7	8,843	15,934
Property, plant and equipment	8	10,638	4,095
Intangible assets	9	34,546	32,156

		54,046	52,233

		170,822	180,014

	Note	6/30/2019	12/31/2018
		(Unaudited)
Liabilities
Current liabilities
Suppliers		12,034	14,039
Salaries, provisions and social contributions		19,024	19,964
Taxes payable		1,560	1,942
Income tax and social contribution payable		17,463	11,858
Advances from clients		183	183
Lease payable	3 and 10	2,782	—
Other liabilities		9,495	7,943

		62,541	55,929

Non-current liabilities
Advances from clients		487	578
Taxes payable		438	518
Provision for tax, civil and labor risks		5,159	5,359
Lease payable	3 and 10	3,443	—

		9,527	6,455

Parent’s net investments		98,754	117,630

		170,822	180,014

See the accompanying notes to the unaudited interim condensed combined carve-out financial statements.

1-3

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out statements of comprehensive income

For the six month ended June 30

(In thousands of Reais — R$ thousand)	Note	6/30/2019	6/30/2018
		(Unaudited)	(Unaudited)
Net revenue from sales	13	234,423	231,808

Cost of sales	14	(62,930)	(58,102)

Gross profit		171,493	173,706

Operating expense
General and administrative expenses	14	(32,837)	(31,254)
Selling and distribution expenses	14	(35,064)	(28,753)
Other operating income, net		35	667
Impairment loss on accounts receivable	14	(132)	(3,141)

Income before financial income and taxes		103,495	111,225

Financial income
Financial revenues	15	3,610	1,822
Financial expenses	15	(694)	(994)

Income before income tax and social contribution		106,411	112,053

Income tax and social contribution
Current	7	(28,588)	(39,675)
Deferred	7	(7,091)	1,590

Net income for the year		70,732	73,968

See the accompanying notes to the unaudited interim condensed combined carve-out financial statements.

1-4

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out statements of changes in parent’s net investments

For the six month ended June 30

(In thousands of Reais — R$ thousand)	Note	Parent’s net investments

Balances at December 31, 2017		54,537

Net income for the period		73,968
Net investments		(29,026)

Balances at June 30, 2018 (unaudited)		99,480

Balances at December 31, 2018		117,630

Net income for the period		70,732
Profit distribution	11	(82,000)
Net investments		(7,608)

Balances at June 30, 2019		98,754

See the accompanying notes to the unaudited interim condensed combined carve-out financial statements.

1-5

Positivo Soluções Didáticas

Condensed combined carve-out statements of cash flows - indirect method

For the six month ended June 30

(In thousands of Reais — R$ thousand)	Note	6/30/2019	6/30/2018
		(Unaudited)	(Unaudited)
Cash flows from operating activities

Net income for the year		70,732	73,968
Adjustments to reconcile the net income for the year with cash generated by operating activities:
Depreciation and amortization	14	6,187	4,424
Impairment loss on accounts receivable	14	132	3,141
Provision (reversal) for obsolete inventories	13	247	30
Provision for tax, civil and labor risks	14	(175)	1,556
Provision for interest on loans		—	524
Provision for interest on leases	10	224	—
Deferred income tax and social contribution	7	7,091	(1,590)

(Increase) decrease in operating assets:
Trade accounts receivable		9,106	17,883
Inventories		(3,173)	2,573
Recoverable taxes		(91)	(5)
Recoverable income tax (IRPJ) and social contribution (CSLL)		121	—
Miscellaneous credits		772	887
Judicial deposits		29	(19)

Increase (decrease) in operating liabilities:
Suppliers		(2,005)	(14,671)
Salaries, provisions and social contributions		(940)	1,900
Taxes payable		(462)	(145)
Income tax and social contribution payable		5,605	193
Advances from clients		(91)	852
Other liabilities		1,552	(339)

		94,861	91,162

Lawsuits and proceedings paid		(25)	48

Net cash generated in operating activities		94,836	91,210

Cash flows from investment activities
Acquisition of property, plant and equipment	8	(921)	(632)
Additions to intangible assets	9	(6,521)	(4,517)

Net cash used in investment activities		(7,442)	(5,149)

Cash flows from financing activities
Payment of principal on loans		—	(56,965)
Payment of leases	10	(1,677)	—
Dividends paid		(82,000)	—
Parent´s net investment		(1,912)	(29,026)

Net cash invested in financing activities		(85,589)	(85,991)

Net increase in cash and cash equivalents		1,805	70

Cash and cash equivalents at the beginning of the year	5	20,328	351
Cash and cash equivalents at the end of the year	5	22,133	421

Net increase in cash and cash equivalents		1,805	70

See the accompanying notes to the unaudited interim condensed combined carve-out financial statements.

1-6

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

Notes to the unaudited interim condensed combined financial statements

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1.                  General information

Positivo Soluções Didáticas (hereinafter referred to as the “Business” and “Positivo Soluções Didáticas”) represents the combination of the historical financial statements of Positivo Soluções Didáticas Ltda. and Editora Piá Ltda., and the carve-out of the financial position and results operations of the private sector (“K-12”) and those in the scope of National Program for Didactic Books (“PNLD”) carried out by Editora Positivo Ltda (hereinafter referred as “Parent Company”)

The Business’ activities include conception, production and commercial distribution of the Learning System comprised of integrated solutions of printed (integrated educational books, literature and pedagogical support) and digital (digital books and teaching-learning platform denominated: Positivo On) contents, training of teachers for each area of knowledge.

Accordingly, businesses conducted by Positivo Soluções Didáticas include:

•                  Sistema Positivo de Ensino (“SPE”) and Conquista: comprised of Teaching Systems in Portuguese provided to private schools throughout Brazil;

•                  Positivo English Solution (“PES”): comprised of Teaching Systems in English provided to private schools throughout Brazil; and

•                  Literature Books: editing and commercialization of didactic and literature books in the general market (distributors and resellers), and in the scope of the PNLD.

Under its articles of association, the three companies with operations that are included in these unaudited interim condensed combined carve-out financial statements are allowed to engaged in: (i) edition and trading of school material, especially books, handouts and maps, (ii) commercial distribution of authors’ property rights, (iii) phonographic production, recording and trading of musical compact disc (CD), (iv) provision of graphic creation and editing services, and (v) provision of courses, lectures, trainings, seminars and continued education for personal and professional development, sundry advisory, as well as conduction of operation denominated “factoring”.

Up to November 1, 2018, the activities related to private sector operations (“K-12”) and those in the scope of PNLD described in these financial statements were included in Editora Positivo Ltda. On November 1, 2018, a corporate restructuring was completed to spin-off of SPE, Conquista, PES and Literature Books operations to Positivo Soluções Didáticas Ltda. As the entities involved were under common control, this reorganization was accounted for using the historical basis of the assets and liabilities. Additionally, this reorganization did not result in a change in the shareholding structure of the entities.

1-7

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

On May 7, 2019, Arco Platform Limited, a U.S foreign private issuer entity, entered into a definitive agreement to acquire aforementioned operations included in these unaudited interim condensed combined carve-out financial statements. Acquisition will be concluded after compliance with precedent conditions, mainly CADE (Economic Defense Administrative Council) approval.

2.                  Preparation basis and presentation of the unaudited interim condensed  combined carve-out financial statements

These unaudited interim condensed combined carve-out financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, and should be read in conjunction with the Business’ last annual combined carve-out financial statements as at and for the year ended 31 December 2018 (‘last annual combined carve-out financial statements’). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Business’ financial position and performance since the last annual financial statements.

The unaudited interim condensed combined carve-out financial statements are presented in thousands of Brazilian Real (“BRL”), which is the Business functional currency. All financial information presented in BRL has been rounded to the nearest thousand value, except otherwise indicated.

This is the first set of the Business’ financial statements in which IFRS 16 has been applied. Changes to significant accounting policies are described in Note 3.

These unaudited interim condensed combined carve-out financial statements were authorized for issue by Management on October 14, 2019.

3.                  Changes in significant accounting policies

Except as described below, the accounting policies applied in these unaudited interim condensed combined carve-out financial statements are the same as those applied in the last annual financial statements. The Business has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Business applies, as from January 1, 2019, IFRS 16 - Leases. As required by IAS 34, the nature and effect of these changes are disclosed below.

Other amendments and interpretations of IFRS became applicable as from January 1, 2019; however, these changes did not have an impact on the unaudited interim condensed combined carve-out financial statements of the Business.

IFRS 16 - Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

1-8

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

The Business has lease contracts for properties. Before the adoption of IFRS 16, the Business did not have finance lease prior to December 31, 2018. The leased property was not capitalized and the lease payments were recognized as rent expense in the unaudited interim condensed combined carve-out statement of comprehensive income on a straight-line basis over the lease term. Upon adoption of IFRS 16, the Business applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

In the adoption of IFRS 16, the leases will impact the financial information due to:

a)             recognition of right-of-use assets and lease liabilities in the unaudited interim condensed combined carve-out balance sheet initially measured at present value of the future minimum lease payments;

b)             recognition of depreciation expenses of right-of-use assets and interest expense on lease liabilities in the unaudited interim condensed combined carve-out statement of comprehensive income; and

c)              separation of the total amount of cash paid on these transactions between principal (presented within financing activities) and interest (presented in operating activities) in the unaudited interim condensed combined carve-out statement of cash flow.

a.              The effect of adoption IFRS 16

The Business applied the forward-looking transition approach and did not restate comparative amounts for the year prior to first adoption. Right-of-use assets for property leases were measured on transition as if the new rules had always been applied. All other right-of-use assets were measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

In the transition process, the Business chose to use the practical expedient that allows not to reevaluate whether a contract is or contains a lease. The main impacts are related to the leasing operations of third party real estate and leased vehicles.

As permitted, short-term leases (lease term of 12 months or less) and leases of low value assets (such as personal computers and office furniture) will maintain recognition of their lease expenses on a straight-line basis in the income statement.

The Business also applied the available practical expedients wherein it:

•                  Use of a single discount rate for each rental portfolio with reasonably similar characteristics. In this sense, the incremental funding rate, measured on January 1, 2019, applicable to each of the leased asset portfolios, was obtained. Through this methodology, the Business obtained a weighted average rate of 6.5%;

•                  Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;

•                  Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•                  Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease;

1-9

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

•      The Business did not separate non-lease components from contracts that also have lease components;

As a result of the above facts, the Business recognized the following amounts in the opening balances of its balance sheet:

	December 31, 2018	Opening adjustments	January 1, 2019
Non-current assets
Fixed assets	4,095	7,678	11,773
Deferred taxes	16,581	—	16,581
Total assets	20,676	7,678	28,354

Current liabilities
Leases payable	—	2,952	2,952
Non-current assets
Leases payable	—	4,726	4,726
Total liabilities	—	7,678	7,678

Additionally, the table below summarizes the accounting impacts of the adoption of this new accounting pronouncement on the unaudited interim condensed combined carve-out statement of comprehensive income for the period of six months ended on June 30, 2019:

June 30, 2019
Statement of comprehensive income
Depreciation	(1,547)
Financial expenses	(224)
Deferred income tax and social contribution	87
(1,684)

b.              Summary of new accounting policies

Set out below are the new accounting policies of the Business upon adoption of IFRS 16, which have been applied from the date of initial application:

(i)                                    Right-of-use assets

The Business recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

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Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

(ii)                                Lease liabilities

At the commencement date of the lease, the Business recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Business and payments of penalties for terminating a lease, if the lease term reflects the Business exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Business uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The accounting amount of the lease liabilities is remeasured if there is a change in the term of the lease, a change in fixed lease payments or a change in valuation to purchase the right-of-use asset.

(iii)                            Short-term leases and leases of low-value assets

The Business applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease.

(iv)                              Significant judgement in determining the lease term of contracts with renewal options

The Business determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if reasonably certain to be exercised.

The Business has the option, under some of its leases to lease the assets for additional terms. The Business applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Business reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

4.                  Significant accounting judgments, estimates and assumptions

The preparation of the Business’ interim condensed combined carve-out financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods. The significant assumptions and estimates used in the preparation of the interim condensed combined carve-out financial statements for the six-month period ended June 30, 2019 were the same as those adopted in the combined carve-out financial statements for the year ended December 31, 2018, except for the adoption of IFRS 16-Leases described in Note 3.

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Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

5.                  Cash and cash equivalents

Balances of cash and cash equivalents are broken down as follows:

	June 30, 2019	December 31, 2018
Cash	1	4
Banks	1,356	1,071
Fixed income investments (a)	20,776	19,253

	22,133	20,328

(a)         These mainly represent investments in Bank Deposit Certificates (CDBs) that earn interest of approximately 100% of CDI change (interest rates of Interbank Deposit Certificates), with immediate liquidity and subject to an insignificant risk of change in value.

6.                  Trade accounts receivable

The balance of account is comprised by the following amounts:

	June 30, 2019	December 31, 2018
Learning Systems	110,505	111,023
Literature Books	17,267	25,855
(-) Impairment loss on accounts receivable	(37,244)	(37,112)

	90,528	99,766

The breakdown of accounts receivable by maturity age is as follows:

	June 30, 2019	December 31, 2018
Falling due	78,094	93,443
Overdue (days):
up to 30	5,416	2,302
31-60	4,125	3,792
61-90	2,196	2,734
91-180	3,111	3,474
181-360	6,548	5,434
>361	28,282	25,699
(-) Impairment loss on accounts receivable	(37,244)	(37,112)
	90,528	99,766

Changes in impairment losses on accounts receivable are broken down as follows:

Balance at December 31, 2017	33,875

(+) Additions	3,141

Balance at June 30, 2018	37,016

(-) Receipt / reversal	(4,430)
(+) Additions	4,526

1-12

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

Balance at December 31, 2018	37,112
(-) Receipt / reversal	(2,184)
(+) Additions	2,316

Balance at June 30, 2019	37,244

The impairment losses are formed based on criteria established by the Management and in an amount considered sufficient to cover estimated losses in the realization of these credits. The criterion for the allowance for doubtful accounts is based on a three year average of the default history of the client portfolio in relation to annual revenues.

7.                  Inventories

The balance of this account is comprised by the following amounts:

	June 30, 2019	December 31, 2018
Goods for resale held by third-parties	1,482	1,211
Good for resale	2,317	2,223
Inventories in transit	601	3,489
(-) Provision for obsolete inventories	(1,261)	(1,014)

	3,139	5,909

The provision for obsolete inventory is recognized based on the analysis of the history of turnover of inventory items, which classification as obsolete additionally comprised of inventory age, considering that Management also performs individual analysis of expected realization of inventory items, considering the product’s sales potential (based on sales history), the analysis of the book content, and the possibility of visual update.

Changes in provision for obsolete inventories is broken down as follows:

Balance at December 31, 2017	324

(+) Additions	30

Balance at June 30, 2018	354

(+) Additions	660

Balance at December 31, 2018	1,014
(-) Reversal	(476)
(+) Additions	723

Balance at June 30, 2019	1,261

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Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

8.                  Property, plant and equipment

The balance of this account is comprised by the following amounts:

		June 30, 2019			December 31, 2018
	Depreciation weighted average rate	Cost	Accumulated depreciation	Net Book value	Cost	Accumulated depreciation	Net Book value
Leases	40%	7,678	(1,547)	6,131	—	—	—
Furniture, fixtures and facilities	15%	1,875	(1,338)	537	1,875	(1,264)	611
Machinery and equipment	10%	277	(129)	148	277	(120)	157
IT equipment	20%	10,327	(8,168)	2,159	9,450	(7,839)	1,611
Leasehold improvements	4%	2,647	(984)	1,663	2,647	(931)	1,716

		22,804	(12,166)	10,638	14,249	(10,154)	4,095

The mainly increase in the Business’ property, plant and equipment was related to the adoption of IFRS 16 Leases, please refer to note 3.

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Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

Changes in fixed assets are as follows:

	Leases	Leasehold improvements	Machinery and equipment	Furniture, fixtures and facilities	IT equipment	Total
Balance at December 31, 2017	—	1,554	91	660	1,489	3,794

Additions	—	79	59	7	487	632
Depreciation	—	(47)	(6)	(70)	(445)	(568)

Balance at June 30, 2018	—	1,586	144	597	1,531	3,858

Balance at December 31, 2018	—	1,716	157	611	1,611	4,095

Initial adoption of IFRS 16	7,678	—	—	—	—	7,678
Additions	—	—	—	1	920	921
Depreciation	(1,547)	(53)	(9)	(75)	(372)	(2,056)

Balance at June 30, 2019	6,131	1,663	148	537	2,159	10,638

a)             Evaluation for impairment of assets

The Business assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Business estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment for the six-month periods ended June 30, 2019 and 2018.

b)             Useful life

The Business reviewed the estimate of useful life annually in the preparation of the combined carve-out financial statements. As of June 30, 2019 the Business did not identify any significant change in relation to the previously adopted useful life.

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Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

9.                  Intangible assets

The balance of this account is comprised by the following amounts:

		June 30, 2019			December 31, 2018
	Weighted average rate of amortization	Cost	Accumulated amortization	Net Book value	Cost	Accumulated amortization	Net Book value
Literature books
Learning Systems	25%	38,233	(33,145)	5,088	38,240	(31,352)	6,888
Educational books	25%	28,205	(26,016)	2,189	28,189	(24,940)	3,249
Dictionaries	10%	4,883	(4,876)	7	4,883	(4,873)	10
Literature books in progress	0%	18,455	—	18,455	12,368	—	12,368
Software	20%	15,627	(6,820)	8,807	15,193	(5,552)	9,641

		105,403	(70,857)	34,546	98,873	(66,717)	32,156

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Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

The changes in intangible assets in the year is comprised as follows:

	Literature books	Literature books in progress	Software	Total
Balance at December 31, 2017	11,750	17,229	1,101	30,080
Additions	—	4,260	257	4,517
Transfers	5,209	(5,209)	—	—
Amortization	(3,577)	—	(279)	(3,856)

Balance at June 30, 2018	13,382	16,280	1,079	30,741

Balance at December 31, 2018	10,147	12,392	9,617	32,156

Additions	—	6,063	458	6,521
Amortization	(2,863)	—	(1,268)	(4,131)

Balance at June 30, 2019	7,284	18,455	8,807	34,546

Evaluation for asset impairment

The Business assesses, at each reporting date, whether there is an indication that a intangibles may be impaired. If any indication exists, the Business estimates the asset’s recoverable amount. There were no indications of impairment of intangibles for the six-month periods ended June 30, 2019 and 2018.

Useful life

As of June 30, 2019 there was no write-offs related to discontinued projects.

10.           Lease payable

Changes in leases for the year are composed as follows:

	Current	Non-current	Total
Balance at January 1, 2019	—	—	—
Initial adoption of IFRS 16	2,952	4,726	7,678
Transfers	1,412	(1,412)	—
Interest	95	129	224
Amortization	(1,677)	—	(1,677)

Balance at June 30, 2019	2,782	3,443	6,225

11.           Related parties

The Positivo Group (hereinafter referred as “Group”) is composed by all entities owned by the quotaholders of the Parent Company and individual entities included in this unaudited interim condensed combined carve-out financial statements. Balances and transactions between the entities and operations included in the Business, have been eliminated in the unaudited interim condensed combined carve-out financial statements. Some of the Group’s transactions and arrangements are with related parties and the effect of these transactions using the basis determined between the parties is reflected in this unaudited interim condensed combined carve-out financial statements.

1-17

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

Transactions with these related parties are priced on an arm’s length basis and are to be settled in cash. None of the related party balances are secured. No expense has been recognized in the current year or prior year for losses in respect of amounts owed by related parties. Additionally, no guarantees have been given or received related to these balances.

On June 30, 2019 and December 31, 2018, the Business carried out transaction with related parties, as stated below:

	Accounts receivable from commercial transactions		Accounts payable from commercial transactions
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Positivo Educacional Ltda. (a)	2,388	1,479	1	—
Gráfica e Editora Posigraf Ltda. (b)	20	358	803	4,957
Centro de Estudos Superiores Positivo Ltda. (c)	2	566	2	13
Consórcio Positivo J Malucelli	—	3	—	—
Editora Positivo Ltda. (e)	—	—	1,947	578
Centro Educacional Opção Única Ltda. (a)	170	45	—	—
Sociedade Educacional Posiville Ltda. (a)	74	614	—	—
Positivo Tecnologia S.A. (d)	16	142	—	30

	2,670	3,207	2,753	5,578

During the periods presented below, the Business entered into the following transactions with related parties:

	Sales		Purchases and services
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Positivo Educacional Ltda. (a)	5,436	244	—	—
Gráfica e Editora Posigraf Ltda. (b)	130	2,718	44,200	42,907
Centro de Estudos Superiores Positivo Ltda. (c)	112	3	19	10
Editora Positivo Ltda. (e)	2,438	—	2,409	2,487
Positivo Tecnologia S.A. (d)	14	13	1,757	—
Centro Educacional Opção Única Ltda. (a)	291	46	—	—
Sociedade Educacional Posiville Ltda. (a)	314	175	—	—
Positivo Soluções Didáticas Ltda.	3,320	—	—	—

	12,055	3,199	48,385	45,404

(a)         Substantially refers to the amounts arising from the direct sales of learning system made by the Business to the students of Positivo Educacional Ltda., considering that the Positivo Educacional Ltda intermediates the financial receipt of such sales, and, later on, makes the financial transfer to Positivo Soluções Didáticas.

(b)         These are transactions of purchase of printed books and other products (inventories). These goods are acquired for resale by the Business to its customers.

(c)          Comprises transactions of space rentals, especially the Positivo Theater and Event Center, as well as service provision.

1-18

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

(d)         Purchases and services comprise the acquisition of computers and other IT equipment. Additionally, up to 2016, the Business made copyright payments related to the access to internet sites, called “Portal Positivo”, as well as the supply of CD-ROMs with educational contents to institutions that are members of the SPE System. There was also the engagement of Positivo Tecnologia for the production of Positivo ON, the software which substituted the former.

(e)          Sales comprise the Business transactions of catalog book sales. Purchase refers to the apportionment of expenses and shared service center, which are incurred by Editora Positivo Ltda. and later on apportioned with the other related parties benefitted by the provision of such services following the terms established between the parties. Such reimbursements are represented by the shared use of purchasing (especially indirect materials), human resources, marketing, legal, accounting, finance and IT departments. The apportionment amount is calculated at the effective cost, apportioned according to the use of available resources.

Profit distribution

During the first semester of 2019, Positivo Soluções Didáticas Ltda. distributed and paid dividends to its quotaholders in a total amount of R$ 82,000.

1-19

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

12.           Net revenue from sales

The breakdown of net sales of the Business as of June 30, 2019 and June 30, 2018 is as follows:

	June 30, 2019	June 30, 2018
Learning system	245,293	243,052
(-) Commissions	(6,395)	(4,411)
(-) Sales taxes	(54)	(48)
(-) Sales return	(4,421)	(6,785)

Net revenue	234,423	231,808

The Business’s revenues from contracts with customers are all in Brazil. The Group recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the unaudited interim condensed combined carve-out statement of comprehensive income of R$ 253 and R$ 3,059 as of June 30, 2019 and 2018, respectively.

Seasonality

It’s important to highlight the revenue recognition and seasonality of our Business. The Business typically deliver the learning system SPE four times each year, in March, June, August and December. The learning system Conquista and PES are delivered twice, in June and December, usually two to three months prior to the start of each school quarter. The books are typically delivered by the end of the fourth quarter and during the first quarter. The amount of revenue recognized is proportional to the amount of content made available, which is not linearly distributed among the quarters. This causes revenue seasonality in our business, in which the third quarter revenue is the lowest point of the year.

Revenues tax benefits

The Business is not subjected to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of printed and digital books is also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

1-20

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

13.           Information on nature of expenses recognized in the statement of comprehensive income

The Business presents the statement of comprehensive income using a classification of operating expenses based on their function. The information on the nature of these expenses recognized is as follows:

	June 30, 2019	June 30, 2018
Resale goods and consumption material used	51,536	46,568
Personnel and commissions	36,056	37,782
Advertising and publicity	10,650	5,301
Depreciation and amortization	6,187	4,424
Freight	6,133	4,684
Traveling	4,731	3,367
Promotion expenses	2,263	1,471
Third party services	2,161	2,395
Credit card expenses (commission)	1,572	1,348
Rentals	555	1,846
Provision (reversal) for obsolete inventories	247	30
Impairment loss on accounts receivable (a)	132	3,141
Provision for tax, civil and labor risks	(175)	1,556
Other	8,915	7,337

	130,963	121,250

(a)         At the beginning of 2019, the entire customer portfolio that gave rise to the impairment loss was sold to a third party, with no chance of recourse, and therefore the impairment loss was reversed.

The cost of sales mainly consists of the expenses related to the production and delivery of educational content, which mainly comprises printing costs and amortization of intellectual property in the long term. Operating expenses are comprised of sales expenses, general and administrative expenses and other expenses. The largest expense component comprises employees and labor, which includes salaries and bonuses, employee benefit expenses and contracted labor costs.

The cost of sales mainly consists of the expenses related to the resale goods and consumption material used, which mainly comprises printing costs and amortization of intellectual property in the long term. Operating expenses are comprised of sales expenses, general and administrative expenses and other expenses. The largest expense component comprises employees and labor, which includes salaries and bonuses, employee benefit expenses and contracted labor costs.

1-21

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

The breakdown of these accounts for reconciling with the unaudited interim condensed combined carve-out statement of comprehensive income is as follows:

	June 30, 2019	June 30, 2018
Cost of sales and services rendered	(62,930)	(58,102)
Commercial expenses	(35,064)	(28,753)
Administrative and general expenses	(32,837)	(31,254)
Impairment loss of accounts receivable and contract assets	(132)	(3,141)

	(130,963)	(121,250)

14.           Financial income

	June 30, 2019	June 30, 2018
Financial revenues
Discounts obtained and other	82	61
Interest charged on accounts receivable and other	2,559	1,736
Yield from investments	969	25

	3,610	1,822

Financial expenses
Discounts granted	(359)	(332)
Interest on loans and other	—	(524)
Interest on leases	(208)	—
Bank expenses	(124)	(85)
Other	(3)	(53)

	(694)	(994)

	2,916	828

1-22

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

15.           Financial instruments

Accounting classification and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their fair values hierarchy. The amortized cost is reasonable approximated to the fair value due to the nature and liquidity level of the financial assets and liabilities held by the Business, are as follows:

June 30, 2019	Hierarchy	Amortized cost	Fair value
Financial assets
Cash and cash equivalents	Level 2	22,133	22,133
Trade accounts receivable	Level 2	90,528	90,528
Other receivables	Level 2	685	685
		113,346	113,346

Financial liabilities
Suppliers	Level 2	12,034	12,034
Other liabilities	Level 2	9,495	9,495
		21,529	21,529
December 31, 2018

Financial assets
Cash and cash equivalents	Level 2	20,328	20,328
Trade accounts receivable	Level 2	99,766	99,766
Other receivables	Level 2	1,457	1,457
		121,551	121,551

Financial liabilities
Suppliers	Level 2	14,039	14,039
Other liabilities	Level 2	7,943	7,943
		21,982	21,982

Financial risk management

Risk management structure

The main risk factors to which the Business is exposed reflect strategic operational and economic and financial aspects. Strategic operating risks (such as, demand behavior, competition and material changes in the structure of the industry) are addressed by the Business’ management model.

The economic and financial risks mainly reflect the behavior of macroeconomic variables such as exchange and interest rates as well as the characteristics of the financial instruments that the Business uses. These risks are managed through control and monitoring policies, specific strategies and limits.

1-23

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

The Business has a policy for managing funds, instruments and financial risks monitored by top management and this practice of managing its existing risks in a manner, aiming mainly to preserve the value and liquidity of financial assets and to guarantee financial resources for the smooth running of business, including its expansions.

The Business is exposed to the following risks resulting from financial instruments:

•      Credit risk;

•      Liquidity risk;

•      Market risk.

This note presents information on the Business’ exposure to each of the risks above, the objectives of the Business, measurement policies, and the Business’s risk and capital management proceedings as of June 30, 2019 are the same as those disclosed in the last annual financial statements.

Concentration of credit risk

Credit risk is the risk of the Business incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contract obligations. Risk is mainly due to financial investments and trade accounts receivable.

Accounts receivable and other credits

The Business’ exposure to credit risks is influenced mainly by the individual characteristics of each client. However, Management considers the geographical distribution of customers in its evaluation, including the risk of default of industry and in the country where it operates, as these factors may impact credit risk.

The quality of the credit of accounts receivable from other receivables is assessed with a basis on the credit policy established by the Business.

Cash and cash equivalents

The Business held cash and cash equivalents totaling R$ 22,133 as of June 30, 2019, which represent the maximum credit exposure on those assets. Cash and cash equivalents are maintained with major Brazilian banks and financial institutions.

Liquidity risk

Liquidity risk is the risk of the Business encountering difficulties in performing the obligations associated with its financial liabilities that are settled with cash payments or with another financial asset. The Business’ approach in liquidity management is to maintain, as much as possible, sufficient liquidity to perform its obligations upon maturity, under normal conditions or not, without causing unacceptable losses or risk to the Business’ reputation.

The Business’ Management is ultimately responsible for the liquidity risk management, which manages the needs of funding and liquidity management in short, medium and long terms. The Business manages liquidity risk by maintaining sufficient cash reserves and the ability to raise loans as it considers adequate, through continuous monitoring of foreseen and actual cash flows and through combination of financial assets and liabilities’ maturity profiles.

1-24

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

Tables below show the remaining contractual maturities in details of Business’s non-derivative financial assets and liabilities and the amortization contractual terms:

Financial Assets

	Weighted average interest rate per annum	<1 month	1-3 months	3-12 months	1-5 years	Total
June 30, 2019
Cash and banks		1,357	—	—	—	1,357
Interest earning bank deposits	6,40%	20,776	—	—	—	20,776
Accounts receivable		11,198	44,953	25,270	9,107	90,528
		33,331	44,953	25,270	9,107	112,661

December 31, 2018
Cash and banks		1,075	—	—	—	1,075
Interest earning bank deposits	6,40%	19,253	—	—	—	19,253
Accounts receivable		12,175	56,129	22,068	9,934	99,766
		32,403	56,129	22,068	9,934	120,094

Financial liabilities

	Weighted average interest rate per annum	<1 month	1-3 months	3-12 months	1-5 years	Total
June 30, 2019
Suppliers		11,497	71	466	—	12,034

		11,497	71	466	—	12,034
December 31, 2018
Suppliers		13,205	8	826	—	14,039

		13,205	8	826	—	14,039

Market risk

Market risk is the risk that alterations in market prices, such as exchange rates and interest rates, have in the Business’ earnings, or in the value of its holdings of financial instruments. The objective of market risk management is to manage and control exposures to market risks according to acceptable parameters and optimize the return at the same.

1-25

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of June 30, 2019

16.           Non-cash transactions

The Business carried out the non-cash activities in the six-month period ended June 30, 2019, which are not reflected in the unaudited interim condensed combined carve-out statement of cash flows, mainly related to the recognition of right-of-use assets and lease liabilities as a result of the adoption of IFRS 16, please refer to note 3 and 8.

Lucas Raduy Guimarães	Luiz Cezar Teixeira
CEO	Administrative and Financial Director

Marco Aurélio Pitta

Accountant CRC-PR - 048.199/O-5

1-26

Positivo Soluções Didáticas

Combined carve-out financial statements as of December 31, 2018, 2017 and 2016

Item 2

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

Contents

Independent auditors’ report	2-2

Combined carve-out balance sheets	2-4

Combined carve-out statements of comprehensive income	2-5

Combined carve-out statements of changes in parent´s net investment	2-6

Combined carve-out statements of cash flows - Indirect method	2-7

Notes to the combined carve-out financial statements	2-8

2-1

KPMG Auditores Independentes

The Five East Batel

Rua Nunes Machado, nº 68 - Batel

Caixa Postal 13533 - CEP: 80250-000 - Curitiba/PR - Brasil

Telefone +55 (41) 3304-2500

kpmg.com.br

Independent Auditors’ Report

The Board of Directors

Positivo Soluções Didáticas

Report on the Combined Carve-out Financial Statements

We have audited the accompanying combined carve-out financial statements of Positivo Soluções Didáticas, which comprise the combined carve-out balance sheets as of December 31, 2018 and 2017 and the related combined carve-out statements of comprehensive income, changes in parent´s net investment, and cash flows for the years ended December 31, 2018, 2017 and 2016, and the related notes to the combined carve-out financial statements.

Management’s Responsibility for the Combined Carve-out Financial Statements

Management is responsible for the preparation and fair presentation of these combined carve-out financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined carve-out financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined carve-out financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the combined carve-out financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined carve-out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial statements.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

2-2

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined carve-out financial statements referred to above present fairly, in all material respects, the combined carve-out financial position of Positivo Soluções Didáticas as of December 31, 2018 and 2017, and its combined carve-out financial performance and its combined carve-out cash flows for the years ended December 31, 2018, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter — Basis of Preparation

We draw attention to Note 2 to the combined carve-out financial statements, which describes their basis of preparation, including the approach to and the purpose for preparing them, and that the preparation involves allocations of income, expenses, assets and liabilities. Consequently, the combined carve-out financial statements may not necessarily be indicative of the financial performance that would have been achieved if Positivo Soluções Didáticas had operated as an independent entity, nor may they be indicative of the results of operations of Positivo Soluções Didáticas for any future period. Our opinion is not modified in respect of this matter.

KPMG Auditores Independentes

Curitiba - Brazil
October 14, 2019

2-3

Positivo Soluções Didáticas

Combined carve-out balance sheets

(In thousands of Reais — R$ thousand)

	Note	2018	2017
Assets
Current assets
Cash and cash equivalents	7	20,328	351
Trade accounts receivable	8	99,766	111,824
Inventories	9	5,909	5,988
Recoverable taxes		195	10
Recoverable income tax (IRPJ) and social contribution (CSLL)		126	—
Other receivables		1,457	1,372

		127,781	119,545

Non-current assets
Judicial deposits		48	—
Deferred income tax and social contribution	10	15,934	6,625
Property, plant and equipment	11	4,095	3,794
Intangible assets	12	32,156	30,080

		52,233	40,499

		180,014	160,044

Liabilities
Current liabilities
Suppliers	13	14,039	20,001
Loans and financing	14	—	56,441
Salaries, provisions and social contributions	16	19,964	15,018
Taxes payable	15	1,942	1,640
Income tax and social contribution payable	15	11,858	—
Advances from clients		183	—
Other liabilities	17	7,943	7,686

		55,929	100,786

Non-current liabilities
Loans and financing	14	—	—
Advances from clients		578	—
Taxes payable	15	518	310
Provision for tax, civil and labor risks	19	5,359	4,410

		6,455	4,720

Parent’s net investments		117,630	54,538

		180,014	160,044

See the accompanying notes to the combined carve-out financial statements.

2-4

Positivo Soluções Didáticas

Combined carve-out statements of comprehensive income

Years ended December 31, 2018, 2017 and 2016

(In thousands of Reais — R$ thousand)

	Note	2018	2017	2016

Net revenue	20	406,415	405,775	340,490

Cost of sales	21	(97,068)	(111,478)	(98,620)

Gross profit		309,347	294,297	241,870

Operating expense
General and administrative expenses	21	(67,608)	(63,709)	(51,054)
Selling and distribution expenses	21	(63,044)	(89,333)	(72,874)
Other operating income, net		(460)	15	107
Impairment loss on accounts receivable	21	(3,974)	(11,070)	(5,552)

Income before financial income and taxes		174,261	130,200	112,497

Financial income
Financial revenues	22	4,737	3,687	2,616
Financial expenses	22	(1,753)	(5,662)	(4,772)

Income before income tax and social contribution		177,245	128,225	110,341

Income tax and social contribution
Current	10	(67,974)	(44,895)	(44,003)
Deferred	10	9,309	1,326	6,505

Net income for the year		118,580	84,656	72,843

See the accompanying notes to the combined carve-out financial statements.

2-5

Positivo Soluções Didáticas

Combined carve-out statements of changes in parent’s net investment

Years ended December 31, 2018, 2017 and 2016

(In thousands of Reais — R$ thousand)

Parent’s net investments

Balances at December 31, 2015	103,353

Net income for the year	72,843
Net investments	(122,657)

Balances at December 31, 2016	53,539

Net income for the year	84,656
Net investments	(83,657)

Balances at December 31, 2017	54,538

Net income for the year	118,580
Net investments	(55,488)

Balances at December 31, 2018	117,630

See the accompanying notes to the combined carve-out financial statements.

2-6

Positivo Soluções Didáticas

Combined carve-out statements of cash flows - indirect method

Years ended December 31, 2018, 2017 and 2016

(In thousands of Reais — R$ thousand)

	Note	2018	2017	2016
Cash flows from operating activities
Net income for the year		118,580	84,656	72,843
Adjustments to reconcile the net income for the year with cash generated by operating activities:

Depreciation and amortization	11, 12 and 21	10,513	11,567	16,519
Impairment loss on accounts receivable	21	3,974	11,070	5,552
Provision (reversal) for obsolete inventories	21	690	58	(594)
Provision for tax, civil and labor risks	21	1,047	3,705	157
Provision for interest on loans	13 and 22	743	4,723	3,797
Interest adjustment of lawsuits and proceedings	19	(98)	54	(43)
Residual cost of write-offs of fixed and intangible assets	11 and 12	1,048	3,075	1,322
Deferred income tax and social contribution	10	(9,309)	(1,326)	(6,505)

(Increase) decrease in operating assets:
Trade accounts receivable		8,084	(38,219)	6,484
Inventories		(611)	(2,231)	12,941
Recoverable taxes		(185)	(5)	3
Recoverable income tax (IRPJ) and social contribution (CSLL)		(126)	—	1
Other receivables		(85)	(572)	233
Judicial deposits		(48)	—	—

Increase (decrease) in operating liabilities:
Suppliers		(5,234)	11,634	(2,116)
Salaries, provisions and social contributions		4,946	1,518	385
Taxes payable		510	227	113
Income tax and social contribution payable		11,858	(4)	2
Advances from clients		761	—	—
Other liabilities		257	4,275	(1,076)

		147,315	94,205	110,018

Interest paid	13	(218)	(3,979)	(2,619)
Lawsuits and proceedings paid		(728)	(255)	(532)

Net cash generated in operating activities		146,369	89,971	106,867

Cash flows from investment activities
Acquisition of property, plant and equipment	11	(1,443)	(841)	(181)
Additions to intangible assets	12	(12,495)	(8,853)	(10,939)

Net cash used in investment activities		(13,938)	(9,694)	(11,120)

Cash flows from financing activities
Loans	13	6,873	12,585	44,370
Payment of principal on loans	13	(63,839)	(9,112)	(18,888)
Parent’s net investment		(55,488)	(83,657)	(121,098)

Net cash invested in financing activities		(112,454)	(80,184)	(95,616)

Net increase in cash and cash equivalents		19,977	93	131

Cash and cash equivalents at the beginning of the year	7	351	258	127
Cash and cash equivalents at the end of the year	7	20,328	351	258

Net increase in cash and cash equivalents		19,977	93	131

See the accompanying notes to the combined carve-out financial statements.

2-7

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

Notes to the combined carve-out financial statements

(Amounts expressed in thousands of Reais, unless otherwise indicated).

1                 General information

Positivo Soluções Didáticas (hereinafter referred to as the “Business” or “Positivo Soluções Didáticas”) represents the combination of the historical financial statements of Positivo Soluções Didáticas Ltda. and Editora Piá Ltda., and the carve-out of the financial position and results operations of the private sector operations (“K-12”) and those in the scope of National Program for Didactic Books (“PNLD”) carried out by Editora Positivo Ltda. (hereinafter referred as “Parent Company”).

The Business’ activities include conception, production and trading of the Learning System comprised of integrated solutions of printed (integrated educational books, literature and pedagogical support) and digital (digital books and teaching-learning platform denominated: Positivo On) contents, training of teachers for each area of knowledge.

Accordingly, businesses conducted by Positivo Soluções Didáticas include:

•                  Sistema Positivo de Ensino (“SPE”) and Conquista: comprised of Teaching Systems in Portuguese traded to schools in general, except to Public Schools;

•                  Positivo English Solution (“PES”): comprised of Teaching Systems in English traded to schools in general, except to Public Schools; and

•                  Literature Books: editing of didactic and literature books and their trading in the market in general (distributors and resellers) and in the scope of the PNLD.

Under its articles of association, the three companies with operations that are included in these combined carve-out financial statements are allowed to engaged in: (i) edition and trading of school material, especially books, handouts and maps, (ii) trading of authors’ property rights, (iii) phonographic production, recording and trading of musical compact disc (CD), (iv) provision of graphic creation and editing services, and (v) provision of courses, lectures, trainings, seminars and continued education for personal and professional development, sundry advisory, as well as conduction of operation denominated “factoring”.

Up to November 1, 2018, the activities related to private sector operations (“K-12”) and those in the scope of PNLD described in these financial statements were included in Editora Positivo Ltda. On November 1, 2018, a corporate restructuring was completed to spin-off of SPE, Conquista, PES and Literature Books operations to Positivo Soluções Didáticas Ltda. As the entities involved were under common control, this reorganization was accounted for using the historical basis of the assets and liabilities. Additionally, this reorganization did not result in a change in the shareholding structure of the entities.

On May 7, 2019, Arco Platform Limited, a U.S foreign public issuer entity, entered into a definitive agreement to acquire aforementioned operations included in these combined carve-out financial statements. Acquisition will be concluded after compliance with precedent conditions, mainly CADE (Economic Defense Administrative Council) approval.

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Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

These combined carve-out financial statements were prepared for its inclusion in the Registration Statement of Arco Platform Limited with the Securities and Exchange Commission (“SEC”) of the United States of America, in compliance with Rule 3-05 of Regulation S-X under the Securities Act (“Rule 3-05”).

These combined carve-out financial statements were authorized for issuance by Management on October 14, 2019.

2                 Preparation basis and presentation of combined carve-out financial statements

The Business combined carve-out financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations as issued by the IASB. All IFRS issued by the IASB, effective at the time of preparing these combined carve-out financial statements have been applied.

IFRS provides no guidelines for the preparation of combined carve-out financial statements, which are therefore subject to the rules given in International Accounting Standards (IAS) 8.12. This paragraph requires consideration of the most recent pronouncements of other standard-setting bodies, other financial reporting requirements and recognized industry practices.

The carved-out assets, liabilities and income of the Business were obtained based on the historic accounting records of Parent Company. The balances in accounts receivable, fixed assets, intangible assets, amortization and depreciation expenses, financing relating to certain intangible assets, labor, civil, tax and social security contingencies, financial expenses related to said financing, revenues and costs from rendering of services rendered and products sold were individually identified.

Historically, the Parent Company provided certain corporate functions to the Business and costs associated with these functions were allocated to the Business. These functions included corporate communications, human resources, treasury, corporate controllership, internal audit, information technology, corporate and legal compliance, and insurance. The costs of such services were allocated to the Business based on the most relevant allocation method to the service provided, primarily based on relative percentage of headcount attributable to the Business. Management believes such allocations were reasonable; however, they may not be indicative of the actual expense that would have been incurred had the Business been operating as an independent company for all of the periods presented. The charges for these functions are included in selling, general, and administrative expenses in the combined carve-out statements of comprehensive income.

Allocated costs and expenses have generally been considered to have been paid by the Parent Company in the year in which the costs were incurred. Current income taxes are considered to have been remitted, in cash, by or to the Parent Company in the year the related income taxes were recorded. Amounts receivable from or payable to the Parent Company have been classified in the combined carve-out statement of financial position within “Parent´s net investment”. We reflected the cash generated by certain of our operations and expenses paid by the Parent Company on behalf of our operations as a component of return of Parent´s net investment in the accompanying combined carve-out balance sheets, combined carve-out statements of changes in parent´s net investment, and net contributions (to)/from Parent on the accompanying combined carve-out statements of cash flows.

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Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

Cash and bank overdrafts held locally and specifically related to the operations of the Business have been included in the combined carve-out balance sheets. The balances of cash and cash equivalents and changes cash flows of Editora Piá and Positivo Soluções were combined in these combined carve-out financial statements. The cash balances and cash flows relating to the carved-out operation are reflected in the combined carve-out statements of cash flows in financing activities as return of “Parent´s net Investment”.

Income taxes were determined based on the assumption that the companies in the Business were a separate taxable entity. This assumption implies that the current and deferred income taxes of these carve out financial statements are calculated separately and the recoverability of the deferred tax assets is also assessed accordingly. Due to the fact that certain entities of Business did not file separate tax returns in previous years, the respective current tax assets and liabilities, as well as the deferred tax assets on net operating losses are deemed either contributed or distributed to the respective taxable entity member filing the tax return with a corresponding effect in the equity of the shareholder as of the end of the respective fiscal year. The taxes actually paid by the Business have been presented in the Combined carve-out statements of cash flows. In 2018, all companies of the Business were either separately taxable entities or were part of an income taxable entity within Parent Company.

Management believes that the assumptions used in these combined carve-out financial statements, including assumptions related to recognition of general expenses are reasonable. However, the combined carve-out financial statements may not be indicative of the Business’ future performance and may not reflect what the combined results of operations, financial position and cash flows would have been had the Business operated as an independent company during all of the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Business, it is reflected in the accompanying combined carve-out financial statements.

Functional and presentation currency

These combined carve-out financial statements are presented in thousands of Brazilian Real (“BRL”), which is the Business functional currency. All financial information presented in BRL has been rounded to the nearest thousand value, except otherwise indicated.

Measurement basis

The combined carve-out financial statements were prepared based on historical cost, except for certain financial instruments that are measured using fair values, as described in Note 5.k.

3                 Use of estimates and judgments

In preparing these combined carve-out financial statements, management has made judgements and estimates that affect the application of the Business’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

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Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

a.              Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the combined carve-out financial statements is included in the following notes:

•                  Note 2 — Preparation basis and presentation of combined carve-out financial statements

The carve-out adjustments required us to perform certain allocations and estimates which were based on the judgments and assumptions of our management. These carve-out adjustments involved subjective judgments as to the determination of reasonable methods of allocation.

In particular, we estimated and assumed the allocation of assets and liabilities, revenues and costs, financial liabilities and related interest costs as presented in note 2.

We applied the foregoing methods, assumptions, judgments and estimates on a consistent basis for all of the periods presented in the combined carve-out financial statements. It is possible that other companies, given the same information, may have reached different reasonable conclusions.

•                  Note 6 - Lease classification

•                  Note 20 - Revenue recognition: whether revenue from made-to-order paper products is recognized over time or at a point in time;

b.              Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

•                  Note 2 - determination of certain allocations

•                 Note 8 - determination of impairment loss from contracts with customers;

•                 Note 9 - determination of inventory losses;

•                  Note 10 - availability of future taxable income against which deductible temporary differences and tax losses may be used;

•                  Notes 11 and 12 - determination of useful life of fixed and intangible assets and impairment test of fixed and intangible assets;

•                  Note 17 - Recognition and measurement of provision for contingencies: main assumptions on the probability and volume of outflows; and

•                  Note 21 - measurement of fair value and classification of financial instruments.

4                 Changes in significant accounting policies

The Business initially adopted IFRS 15 - Revenue from contracts with customers and IFRS 9 - Financial Instruments as from January 1, 2018.

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Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

Due to the transition methods selected by the Business for in applying these standards, comparative information on these financial statements have not been restated to reflect the requirements of the new standards.

IFRS 15 - Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for determining whether and when a revenue is recognized, and how revenue is measured. It replaced the IAS 18 - Revenues, IAS 11 - Construction Contracts and related interpretations. Pursuant to IFRS 15, revenue is recognized when the client obtains control over goods or services in an amount that includes the consideration to which an entity expects to be entitled in exchange for their transfer. The standard requires entities to exercise judgment, taking into account all relevant facts and circumstances when applying each step of the model to contracts with their customers.

The Business adopted IFRS 15 using the cumulative effect method (with no practical expedients), with effect of the adoption of the standard as of January 1, 2018.

Accordingly, 2017 and 2016 information is presented in accordance with IAS 18, IAS 11 and related interpretations. Moreover, the disclosure requirements of IFRS 15 in general were not applied to comparative information.

The Business’ main revenues comes from a single performance obligation, the sale of learning systems to private schools; which is complied with when printed materials are delivered to each client. Contents in printed and digital formats are mostly the same, with minor supplements presented in digital format only. Thus, educational contents are delivered to private schools with the transfer of printed formats and digital content is usually provided as support to printed content. Contents in printed and digital formats are sold as a package, as these formats are not designed or not intended to be used independently.

The Business substantially generates all its revenues through contracts with a minimum period of one year, and is driven by the number of enrolled students at each Member School (“Client”) and the price charged for each student under the terms and conditions established in each contract. Thus, under contract terms, each client provides an estimate of the number of enrolled students who will use the Learning Systems in the following school year.

Revenue is recognized only when materials are effectively delivered and available for use by each client over the school year. Usually, the printed content of the SPE material is provided four times a year. The PES and Conquista materials are delivered once a year.

Possible termination before the end of contract is subject to penalties between 10% and 20% of the remaining contract value or of previous billings performed.

When an employee acts as salesperson of the Business, the commission will be measured considering the book delivery and included as employee remuneration. Related expenses are recognized through profit or loss when the educational content is delivered.

Some contracts foresee commissions to be paid to schools that opt for an indirect sales channel model. In this model the school receives a variable commission based on the number of educational content purchased by their students. The schools are still considered to be the customer in these transactions once they define which type educational content should be purchased, when it should be delivered, from whom the students should be purchasing from and negotiates the price of the educational content to be offered to the students directly with the Business. The students only pay for the educational content directly to the Business. These commissions are recognized in net revenue.

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Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

Management assessed the new standard and did not identify significant impacts on the combined carve-out financial statements, considering the nature of its main financial transactions. Numerous service contracts were analyzed, as were the rights and obligations of each party, as well as payment terms and types of services or products in each individual contracts. Based on these analyses, management believes that there were no additional impacts resulting from the adoption of IFRS 15.

IFRS 9 - Financial instruments

IFRS 9 establishes requirements to recognize and measure financial assets, financial liabilities and some contracts for the purchase or sale of non-financial items. This standard replaces IAS 39 - Financial instruments: Recognition and measurement.

Additionally, the Business has adopted the amendments of IFRS 9 regarding the classification and measurement of financial assets and liabilities.

Classification and measurement of financial assets and liabilities

IFRS 9 contains three main classification categories for financial assets: measured at amortized cost, FVTOCI (fair value through other comprehensive income) and FVTPL (fair value through profit or loss). The classification of financial assets pursuant to IFRS 9 is usually based on the business model in which a financial asset is managed and on its characteristics of contractual cash flows. IFRS 9 eliminates the old categories of IAS 39 of securities held-to-maturity, loans and receivables, and available for sale.

IFRS 9 retains a large part of the existing requirements of IAS 39 for the classification and measurement of financial liabilities; thus, there was no significant effect in accounting policies of the Business related to financial liabilities.

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Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

The following table presents the original measurement categories in IAS 39 and the new measurement categories of IFRS 9 for each class of financial assets and liabilities of the Business as of January 1, 2018.

In thousands of Reais	Original classification in accordance with IAS 39	New classification in accordance with IFRS 9	Original book value in accordance with IAS 39	New book value in accordance with IFRS 9

Cash and cash equivalents	Loans and receivables	Amortized cost	351	351
Trade accounts receivable	Loans and receivables	Amortized cost	111,824	111,824
Other receivables	Loans and receivables	Amortized cost	1,372	1,372
Suppliers and other liabilities	Other financial liabilities	Amortized cost	31,494	31,494
Loans and financing	Other financial liabilities	Amortized cost	56,441	56,441

Impairment of financial assets

The adoption of IFRS 9 has changed the Business’ accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Business to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Business expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade receivables, the Business has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Business has established a provision matrix that is based on the Business’s historical loss experience, adjusted for forward-looking factors specific to the debtors. The Business concluded that there is no impact from the adoption of the new standard on its operations, and for such reason it is not necessary to supplement the formation of impairment losses of assets.

Transition

The Business has opted to not restate comparative information from prior periods regarding the classification and measurement requirements since, the Business concluded that there is no impact from the adoption.

5                 Significant accounting policies

The Business applied the accounting policies described below consistently to all the years presented in these financial statements, unless otherwise indicated.

a.              Revenue from contracts with customers

(i)            Policy applicable as of January 1, 2018

Based on the adoption of IFRS 15, revenues are recognized when the client obtains control over goods or services in an amount that includes the consideration to which an entity expects to be entitled in exchange for their transfer. With the adoption of this new standard, there were changes to accounting practices previously in force regarding expected returns, as described in note 4.

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Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

(ii)        Policy applicable before January 1, 2018

Revenue is recognized when (i) the most significant risks and rewards inherent to the ownership of the assets have been transferred to the purchaser, (ii) it is probable that the financial economic benefits will flow to the Business, (iii) the costs related and potential return of goods can be reliably estimated, (iv) there is no continued involvement with the goods sold, and (v) the amount of revenue can be reliably measured. Revenue is measured net of returns, trade discounts and bonus.

b.              Short-term employee benefits

Obligations for short-term employee benefits are recognized as personnel expenses as the related service is rendered. The liability is recognized at the amount expected to be paid, if the Business has a legal or constructive obligation to pay this amount as a result of prior service rendered by the employee, and the obligation can be reliably estimated.

c.               Income tax and social contribution

The income tax and social contribution, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 (annual basis) for income tax and 9% on taxable profit, in the case of social contribution tax, and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of the taxable income for the year.

Income tax and social contribution expense/income comprises both current and deferred income tax and social contribution.

Current income tax and social contribution expenses

Current tax expense is the tax payable or receivable on the taxable income or loss for the year and any adjustments to taxes payable in relation to prior years. The amount of current taxes payable or receivable is recognized in the balance sheet as an asset or tax liability under the best estimate of the expected amount of taxes to be paid or received reflecting the uncertainties related to its calculation, if any. It is measured based on tax rates enacted at the balance sheet date.

Deferred income and social contribution taxes

Deferred tax assets and liabilities are recognized in relation to the temporary differences between the book values of assets and liabilities for financial statement purpose and the related amounts used for taxation purposes. Changes in deferred tax assets and liabilities are recognized as deferred income and social contribution taxes.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets, if any, are reviewed at each balance sheet date and reduced when their realization is no longer probable.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

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Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

The Business offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

d.              Inventories

Inventories are measured at the lower of cost and net realizable value. Inventory costs are valued at the average cost of purchase or production and include expenses incurred in the acquisition of inventories, production and conversion costs and other costs incurred in bringing them to their current locations and conditions.

When applicable, a provision for inventory losses is measured and recognized for slow moving and obsolete resale materials based on Management’s best judgment, considering the assessment of the marketplace, industry trends, content relevance, feasibility of visual update and projected product demand as compared to the number of units currently in stock. If losses are no longer expected, the provision is reversed by corresponding proportion.

e.               Property, plant and equipment

Recognition and measurement

Property, plant and equipment items are stated at historical acquisition or construction cost, including capitalized borrowing costs, net of accumulated depreciation and impairment losses.

Any gains and losses on disposal a property, plant and equipment item are recognized in the statement of comprehensive income.

Subsequent costs

Subsequent costs are capitalized in accordance with the probability that associated future economic benefits may be earned by the Business.

Depreciation

Depreciation is calculated to amortize the cost of fixed asset items, net of their estimated residual values, using the straight-line method based on estimated useful lives of such items. Depreciation is recognized in the statement of comprehensive income. Land is not depreciated.

For the years ended December 31, 2018, 2017 and 2016, the estimated useful lives of fixed assets are as follows:

Furniture, fixtures and facilities	5-10 years
Machinery and equipment	10 years
Improvements on third-party property	25 years

Depreciation methods, useful lives and residual values are reviewed at each balance sheet date and adjusted if appropriate.

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Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

f.                Intangible assets

Recognition and measurement

The Business’s intangible assets mainly comprise the expenditures incurred and directly associated with the development of intellectual property related to learning systems, literature and educational platforms (software). These expenditures substantially comprise the acquisition of copyrights as well as other services provided by third parties (design project, text edition and design, among others). Intangible assets are recognized only if the expenditure can be measured reliably, the product is technically and commercially feasible, future economic benefits are probable, and the Business intends to and has sufficient resources to complete development and to use or sell the asset.

Intellectual properties are considered to meet the definition of intangible assets with finite useful lives, which are estimated as the period on which the business will be required to update the education methodology, book content and / or publishing format of books and learning systems.

Intangible assets with a defined useful life are recorded at cost, net of accumulated amortization and accumulated impairment losses.

Subsequent expenses

Subsequent expenses are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including trademarks and patents, are recognized in the statement of comprehensive income as incurred.

Amortization

Amortization is calculated using the straight-line method based on estimated useful lives of such items, net of estimated residual values. Amortization is usually recognized in income (loss).

For the years ended December 31, 2018, 2017 and 2016, the estimated useful lives of intangible assets are as follows:

Copyrights and Literature books
Learning Systems	4 years
Educational books	4 years
Dictionaries	10 years
Software	5 years

Amortization methods, useful lives and residual values for Copyrights and Literature books are reviewed at each balance sheet date and adjusted if appropriate.

Write-off of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between net revenues from disposal and book value of assets, and are recognized in the statement of comprehensive income when the asset is written-off.

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Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

g.              Financial instruments

Recognition and initial measurement

Trade accounts receivable issued are initially recognized on the date that they were originated. All other financial assets and liabilities are initially recognized when the Business becomes a party to the instrument’s contractual provisions.

A financial asset (unless it is trade accounts receivable without a significant financing component) or a financial liability is initially measured at fair value, plus, for an item not measured at FVTPL (fair value through profit or loss), transaction costs which are directly attributable to its acquisition or issuance. A trade accounts receivable without a significant financing component is initially measured at its transaction price.

Subsequent classification and measurement

Financial instruments - Policy applicable as of January 1, 2018

Upon initial recognition, a financial asset is classified as measured: at amortized cost, at FVTOCI (fair value through other comprehensive income) - debt instrument; at FVTOCI - equity instrument; or at FVTPL (fair value through profit or loss).

Financial assets are not reclassified after initial recognition, unless the Business changes the business model for the management of financial assets, in which case all affected financial assets are reclassified on the first day of the reporting period subsequent to the change in the business model.

A financial asset is measured at amortized cost if it meets both conditions below and is not designated as measured at FVTPL:

•                  it is held within a business model whose purpose is to maintain financial assets to receive contractual cash flows; and

•                  its contractual terms generate, on specific dates, cash flows only related to the payment of principal and interest on outstanding principal value.

A debt instrument is measured at FVTOCI if it meets both conditions below and is not designated as measured at FVTPL:

•                  it is maintained within a business model whose purpose is achieved by both the receipt of contractual cash flows and the sale of financial assets; and

•                  its contractual terms generate, on specific dates, cash flows which are only payments of principal and interest on outstanding principal value.

In the initial recognition of an investment in an equity instrument not held for trading, the may irrevocably choose to present subsequent changes in the fair value of the investment in OCI (Other comprehensive income). This choice is made on an investment basis.

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Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

All financial assets not classified as measured at amortized cost as described above or at FVTOCI, are classified as FVTPL. This includes all derivative financial assets. At initial recognition, the Business may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or as FVTOCI, as FVTPL if it eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets - evaluation of business model: policy applicable as of January 1, 2018

A business model to manage financial assets refer to the way how the Business manages its financial assets to generate cash flows. The business model determines if the cash flows will result in the collection of contractual cash flows, financial asset sale, or both. The information considered in the business model evaluation includes the following:

•                  the policies and goals established for the portfolio and practical operation of these policies. They include whether management’s strategy focuses on obtaining contractual interest revenues, maintaining a certain interest rate profile, matching the duration of financial assets with the duration of related liabilities or expected cash outflows, or the realization of cash flows through the sale of assets:

•                  how the performance of the portfolio is evaluated and reported to the Business’ management;

•                  risks that affect the performance of the business model (and the financial assets held in that business model) and the manner in which those risks are managed;

•                  how business managers are remunerated - for example, if the remuneration is based on the fair value of managed assets or in contractual cash flows obtained; and

•                  the sales rate, volume and timing of sales of financial assets in prior periods, the reasons for such sales and future sales expectations.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales, which is consistent with the ongoing recognition policies of the Business’ assets.

Financial assets - evaluation whether the contractual cash flows represent solely payments of principal and interest: Policy applicable as of January 1, 2018

For this evaluation purposes, “principal” is defined as the fair value of the financial asset at initial recognition. “Interest” is defined as a consideration for the amount of cash at the time and for the credit risk associated to the outstanding principal value during a certain period and for other risks and base costs of loans (for example, liquidity risk and administrative costs), as well as for the profit margin.

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Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

The Business considers the contractual terms of the instruments to evaluate whether the contractual cash flows are only payments of principal and interest. It includes evaluating whether the financial asset contains a contractual term that could change the time or amount of the contractual cash flows so that it would not meet this condition. In making this evaluation, the Business considers the following:

•                  contingent events that change the amount or timing of cash flows;

•                  terms that may adjust the contractual rate, including variable rates;

•                  the prepayment and the extension of the term; and

•                  the terms that limit the access of the Business to cash flows of specific assets (for example, based on the performance of an asset).

The prepayment is consistent with the principal and interest payment criterion if the prepayment amount mostly represents the unpaid principal and interest amounts on the outstanding principal amount - which may include an additional reasonable offset due to the early termination of the contract.

Furthermore, regarding a financial asset acquired for an amount lower or greater than the nominal value of the contract, the prepayment permission or requirement for an amount representing the nominal value of the contract plus contractual interest (which may also include reasonable additional compensation for early termination of the contract), accrued (but not paid), are treated as consistent with this criterion if the fair value of the prepayment is immaterial at initial recognition.

Financial assets - Subsequent measurement and gains and losses: Policy applicable as of January 1, 2018

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is reduced for impairment losses. Interest revenue, foreign exchange gains, impairment losses and gain or losses on derecognition are recognized in the statement of comprehensive income.

Debt instruments to FVTOCI

These assets are subsequently measured at fair value. Interest revenue calculated using the effective interest method, foreign exchange gains and losses and impairment loss are recognized in the statement of comprehensive income. Other net results are recognized in OCI. In derecognition, the retained earnings in OCI are reclassified to the statement of comprehensive income.

Equity instruments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as gain in statement of comprehensive income, unless the dividend clearly represents a recovery of part of the investment cost. Other net results are recognized in OCI and are never reclassified to the statement of comprehensive income.

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Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

Classification of financial assets - Policy applicable before January 1, 2018

The Business classified financial assets as loans and receivables. Such assets are initially measured at fair value plus any transaction costs directly assignable. After initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method.

Financial assets - Subsequent measurement and gains and losses: Policy applicable before January 1, 2018

Financial assets at FVTPL	Measured at fair value and changes in fair value, including interest or revenue from dividends were recognized in the statement of comprehensive income.

Financial assets held to maturity	Measured at amortized cost using the effective interest rate method.

Loans and receivables	Measured at amortized cost using the effective interest rate method.

Financial assets held for sale

Measured at fair value, and changes in fair value, except for impairment losses, interest and foreign exchange differences on debt instruments have been recognized in other comprehensive income and accumulated in the fair value reserve. When these assets are derecognized, the accumulated gains and losses in the shareholders’ equity were reclassified to the statement of comprehensive income.

Financial liabilities - classification, subsequent measurement and gains and losses

Financial liabilities were classified as measured as amortized cost or at FVTPL. A financial liability is classified as measured at fair value through profit or loss if it is classified as held for trading, if it is a derivative or assigned as such in initial recognition. Financial liabilities measured at FVTPL are measured at fair value and net income (loss), plus interest, is recognized in the statement of comprehensive income. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense, foreign exchange gains and losses and gains or losses on derecognition are recognized in the statement of comprehensive income.

Derecognition

Financial assets

The Business derecognizes a financial asset when the contractual rights to the cash flow of the asset expire, or when the Business transfers the contractual rights to the reception of contractual cash flows over a financial asset in a transaction in which essentially all the risks and rewards of ownership of the financial asset are transferred or in which the Business nor transfers or maintains all ownership risks and rewards of the financial assets and also does not hold the control over the financial asset.

Financial liabilities

The Business derecognizes a financial liability when its contractual obligations are discharged or canceled or expired. The Business also derecognizes a financial liability when terms are modified, and the cash flows of the modified liability are substantially different if a new financial liability based on the terms changed is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

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Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

Offset

Financial assets or liabilities are offset and the net value reported in the balance sheet only when the Business currently has a legally enforceable right to set off and there is intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Derivative financial instruments

The Business did not enter into agreements involving derivative financial instruments in none of the years presented.

h.              Impairment

Non-derivative financial assets - Policy applicable as of January 1, 2018

Financial instruments and contract assets

The Business recognizes provisions for expected credit losses for all financial instruments that are not held at fair value through profit or loss. These losses can be measured as follows:

•                  expected lifetime credit losses are the expected credit losses that result from all possible default events over the expected life of the financial instrument.

•                  expected credit losses for 12 months are credit losses that result from potential delinquency events within 12 months after the balance sheet date (or in a shorter period if the expected life of the instrument is less than 12 months).

For trade accounts receivable, the Business applied the simplified approach of the standard and calculated impairment provision based on lifetime expected credit losses. All other financial instruments are subject to impairment initially measured for 12 month credit losses, except when recovery issues arise.

Measurement of expected credit losses

Expected credit losses are estimates weighted by the probability of credit losses. Credit losses are measured at present value based on all cash insufficiencies (that is, the difference between the cash flows owed to the Business in accordance with the contract and the cash flows that the Business expects to receive). The expected credit losses are discounted by the effective interest rate of the financial asset.

When estimating expected credit losses, the Business applies historical rates of default and losses on past due accounts receivable based on the respective aging categories

Financial assets with recovery issues

On each balance sheet date, the Business evaluates whether the financial assets accounted for at amortized cost and the debt securities measured at FVTOCI are experiencing recovery issues. A financial asset has “recovery issues” when one or more events with a negative impact on the estimated future cash flows of the financial asset occur.

2-22

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

Objective evidence that financial assets had impairment issues includes the following observable data:

•                  breach of covenants, such as delinquency or late payments;

•                  renegotiation of an amount due to the Business under conditions that would not be accepted;

•                  the probability that the borrower will enter bankruptcy or other financial reorganization; or

•                  the disappearance of an active market for that financial asset because of financial difficulties.

Presentation of the expected credit losses in the balance sheet

Provision for losses for financial assets measured at amortized cost are deducted from the gross book value of the assets.

Write-off

The gross book value of a financial asset is written off when the Business has no reasonable expectation of recovering the financial asset in full or in part. Regarding the individual or corporate customers, the Business assesses, on an individual basis, the time and amount of write-off based on the existence or not of reasonable expectation of recovery. The Business does not expect any significant recovery of amount written off. However, financial assets written off may still be subject to credit collection, in compliance with procedures of the Business for the recovery of the amounts due.

Non-derivative financial assets - Policy applicable before January 1, 2018

Financial assets not classified as financial assets at fair value through profit or loss are evaluated at each balance sheet date to determine if there are objective evidences of impairment losses.

Objective evidences of financial assets’ impairment considers the historical rates of default and losses on past due receivables.

Non-financial assets

The Business’ book values of non-financial assets, except for deferred tax assets and inventories are reviewed at each balance sheet date for indication of impairment. If such indication exists, the asset’s recoverable amount is estimated.

For impairment tests, assets are grouped into the cash generating units (CGUs), that is, smallest identifiable group of assets that can generate cash inflows by continuous use, which are highly independent from cash inflows referring to other assets or cash generating units.

Recoverable value of an asset or CGU is the higher of value in use and fair value less selling costs. Value in use is based on estimated future cash flows discounted to present value using a discount rate before taxes that reflects the current market evaluation of the time value of money and the specific risks of the assets or CGU.

An impairment loss is recognized when the book value of an asset or its CGU exceeds its recoverable value. Impairment losses are recognized in profit or loss.

2-23

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

Impairment losses are reversed only with the condition that the book value of the asset does not exceed the book value that would have been calculated, net of depreciation or amortization, if the value loss had not been recognized.

i.                 Provisions

Provisions are recognized when the Business has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Contingencies of tax, civil and labor nature subject to judicial challenges are periodically reassessed and recorded based on Management’s opinion with the input of its legal advisors on the probable outcome of lawsuits on the dates of disclosure.

j.                 Leases

Determining when an agreement contains a lease

At the beginning of each contract, the Business determines whether the contract is or contains a lease.

At the contract inception or upon revaluation of whether a contract contains a lease, the Business separates the payments and other consideration required by the lease from of those relating to the other elements of the contract based on the relative fair value of each element. If the Business concludes for a financial lease that it is impracticable to separate the payments reliably, then the assets and liabilities are recognized for an amount equal to the fair value of the asset; subsequently, the liability is reduced as payments are made and the interest cost of the liability is recognized using the incremental funding rate of the Business.

Leased assets

Leases of fixed assets transferring to the Business substantially all risks and benefits of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases are classified as operating leases and are not recognized in the Business balance sheet.

Lease payments

Payments for operating leasing are charged to income on the straight-line basis over the lease period. The incentives received are recognized as integral part of total lease expenses, over the lease period.

Minimum lease payments made under finance leasing are apportioned between financial expenses and reduction of the lease liability. Financial expenses are allocated in each period over the lease period to produce a continuous and periodic compounding interest rate over the remaining liability balance.

2-24

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

k.              Measurement of fair value

Fair value is the price that would be received upon the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date, on the primary market or, in the absence thereof, on the most advantageous market to which the Business has access on such date. The fair value of a liability reflects its risk of non-performance, which includes, among others, the Business’ own credit risk.

When available, the Business measures the fair value of a security using the price quoted on an active market for such securities. A market is considered as active if the transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no price quoted on an active market, the Business uses valuation techniques that maximize the use of relevant observable data and minimize the use of unobservable data. The chosen valuation technique incorporates all the factors market participants would take into account when pricing a transaction. If an asset or a liability measured at fair value has a purchase and a selling price, the Business measures the assets based on purchase prices and liabilities based on selling prices.

The best evidence of the fair value of a financial instrument upon initial recognition is usually the transaction price - i.e., the fair value of the consideration given or received. If the Business determines that the fair value upon initial recognition differs from the transaction price and the fair value is not evidenced by either a price quoted on an active market for an identical asset or liability or based on a valuation technique for which any non-observable data are judged to be insignificant in relation to measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value upon initial recognition and the transaction price. This difference is subsequently recognized in the statement of comprehensive income on an appropriate basis over the life of the instrument, or until such time when its valuation is fully supported by observable market data or the transaction is closed, whichever comes first.

l.                 Fair value hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Business has classified its financial instruments according the judgements and estimates of the observable data as much as possible. The fair value hierarchy are based on the degree to which the fair value is observable used in the valuation techniques as follows:

•                  Level 1: The fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                  Level 2: The fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

•                  Level 3: The fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2-25

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

6                 New standards and interpretations not yet adopted

New standards will become effective for the years commencing on January 1, 2019. The Business did not early adopt these standards for preparation of these combined carve-out financial statements.

IFRS 16 - Leases

IFRS 16 introduces a single model of accounting of leases in the balance sheet to lessees. A lessee recognizes an asset of right of use that represents its right to use the leased asset and a lease liability that represents its obligation to make the lease payments. Exemptions are available for short-term leases and low value items. The lessor’s accounting remains similar to the current standard, that is, lessors continue to classify leases as financial or operating leases.

IFRS 16 replaces existing lease standards, including IAS 17 Leasing Operations and IFRIC 4 - Complementary Aspects of Leasing Operations.

The Business will recognize new assets and liabilities for its leases regarding real estate and vehicles. The type of expenses related to these leases will change because the Business will start to recognize costs from depreciation of assets of the right to use and interest expenses on lease liabilities and no longer straight-line expenses from rental of these assets.

During 2018, the Business has performed a detailed impact assessment of IFRS 16. In summary the impact of IFRS 16 adoption in 2019 is expected to be, as follows:

Financial position
Fixed assets	7,768
Lease liabilities current	(2,952)
Lease liabilities non-current	(4,726)

At December 31, the future minimum lease payments under non-cancellable leases were receivable as follows:

Lease liabilities
Less than one year	2,952
Between one and five years	4,726

Transition

The Business is intended to apply IFRS 16 initially on January 1, 2019 by using the modified approach on a retrospective basis. Therefore, cumulative effect of adopting IFRS 16 will be recognized as an adjustment in opening balance of retained earnings on January 1, 2019, without restating comparative information.

The Business plans to apply the simplified retroactive approach and will not reassess whether a contract is, or contains, a lease at the date of initial application. That means that it will apply IFRS 16 to all contracts entered into before January 1, 2019 that were identified as lease in accordance with IAS 17 and IFRIC 4. The Business chose to apply the two recognition exemptions proposed by the standard to the following agreements: (i) short-term leases of assets (less than twelve months); and (ii) leases of property related to low-value assets. Rents not included in the initial assessment of the liabilities (for example, variable rents) are classified as operating expenses, as well as charges related to short-term and low-value leases.

2-26

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

Other amendments

The following amended standards and interpretations do not have a significant impact on the Business combined carve-out financial statements.

•                  IFRIC 23 - Uncertainty on income tax treatments.

•                  Annual improvements cycle in IFRS 2015-2017 - several standards.

7                 Cash and cash equivalents

Balances of cash and cash equivalents are broken down as follows:

	2018	2017
Cash	4	4
Banks	1,071	11
Fixed income investments (a)	19,253	336

	20,328	351

(a)         These mainly represent investments in Bank Deposit Certificates (CDBs) that earn interest of approximately 100% of CDI change (interest rates of Interbank Deposit Certificates), with immediate liquidity and being subject to an insignificant risk of change in value.

8                 Trade accounts receivable

The balance of account is comprised by the following amounts:

	2018	2017
Learning Systems	111,023	107,200
Literature Books	25,855	38,499
(-) Impairment loss on accounts receivable	(37,112)	(33,875)

	99,766	111,824

The breakdown of accounts receivable by maturity age is as follows:

	2018	2017
Falling due	93,443	105,540
Overdue (days):
up to 30	2,302	4,578
31-60	3,792	2,756
61-90	2,734	2,596
91-180	3,474	5,073
181-360	5,434	3,911
>361	25,699	21,245
(-) Impairment loss on accounts receivable	(37,112)	(33,875)

	99,766	111,824

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Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

Changes in impairment losses on accounts receivable are broken down as follows:

Balance at December 31, 2015	17,537
(-) Reversal	(4,099)
(+) Additions	9,367

Balance at December 31, 2016	22,805
(-) Reversal	(489)
(+) Additions	11,559

Balance at December 31, 2017	33,875
(-) Reversal	(6,378)
(+) Additions	9,615

Balance at December 31, 2018	37,112

The impairment losses are formed based on criteria established by the Management and in an amount considered sufficient to cover estimated losses in the realization of these credits. The criterion for the allowance for doubtful accounts is based on a three year average of the default history of the client portfolio in relation to annual revenues,

9                 Inventories

The balance of this account is comprised by the following amounts:

	2018	2017
Goods for resale held by third-parties	1,211	1,436
Goods for resale	1,209	601
Inventories in transit	3,489	3,951

	5,909	5,988

The provision for obsolete inventory is recognized based on the analysis of the history of turnover of inventory items, which classification as obsolete additionally comprised of inventory age, considering that Management also performs individual analysis of expected realization of inventory items, considering the product’s sales potential (based on sales history), the analysis of the book content, and the possibility of visual update.

Changes in provision for obsolete inventories is broken down as follows:

Balance at December 31, 2015	860
(-) Reversal	(1,619)
(+) Additions	1,025

Balance at December 31, 2016	266
(-) Reversal	(260)
(+) Additions	318

Balance at December 31, 2017	324
(-) Reversal	(217)
(+) Additions	907

Balance at December 31, 2018	1,014

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Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

10          Current and deferred income tax and social contribution

a.              Deferred

Deferred income tax and social contribution were recorded considering current tax rates, broken down as follows:

	1/1/2018	Recognized in profit or loss	12/31/2018	1/1/2017	Recognized in profit or loss	12/31/2017
Assets
Provision for bonus	591	977	1,568	757	(166)	591
Provision for copyright	1,564	(1,019)	545	900	664	1,564
Provision for commissions	984	954	1,938	703	281	984
Impairment loss on accounts receivable	3,389	(791)	2,598	1,374	2,015	3,389
Provision of services	594	369	963	102	492	594
Provision for revenue cut-off	—	5,241	5,241	—	—	—
Provision to tax, labor, civil risks	1,499	323	1,822	221	1,278	1,499
Sundry	1,198	61	1,259	1,242	(44)	1,198

	9,819	6,115	15,934	5,299	4,520	9,819

Liabilities
Deferred taxes on sales to government bodies (PNLD)	3,194	(3,194)	—	—	3,194	3,194

Deferred net assets	6,625	9,309	15,934	5,299	1,326	6,625

Management annually reviews its business plan for the following years, and, consequently, reevaluates the realization of such recorded deferred tax assets.

b.              Reconciliation of effective tax rate

Income tax and social contribution expense for the year may be reconciled with income as follows:

	2018	2017	2016
Profit before income tax and social contribution	177,245	128,225	110,341
Combined current rate	34%	34%	34%

Expected income tax and social contribution in relation to current rate	(60,263)	(43,597)	(37,516)

Permanent exclusions
(-) Tax incentive	443	—	—
(-) Deduction of Workers’ Meal Program - PAT and other	130	—	—
(-) Unrecognized deferred tax assets (a)	1,025	28	18

	(58,665)	(43,569)	(37,498)

Current income tax and social contribution	(67,974)	(44,895)	(44,003)
Deferred income tax and social contribution	9,309	1,326	6,505

	(58,665)	(43,569)	(37,498)

Effective rate	33%	34%	34%

(a)         Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Business can use the benefits therefrom. According to the Brazilian tax legislation, unused tax credits arising from loss carryforwards do not expire in Brazil

2-29

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

	2018	2017	2016
Deductible temporary differences	51	31	18
Tax losses carryforward	973	—	—
	1,024	31	18

Current income tax were considered only in the statements of comprehensive income, once payments were considered how net investments in combined carve-out financial statements.

2-30

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

11          Property, plant and equipment

The balance of this account is comprised by the following amounts:

		2018			2017
	Depreciation weighted average rate	Cost	Accumulated depreciation	Net Book value	Cost	Accumulated depreciation	Net Book value
Furniture, fixtures and facilities	15%	1,875	(1,264)	611	1,782	(1,122)	660
Machinery and equipment	10%	277	(120)	157	196	(105)	91
IT equipment	20%	9,450	(7,839)	1,611	8,442	(6,953)	1,489
Leasehold improvements	4%	2,647	(931)	1,716	2,386	(832)	1,554

		14,249	(10,154)	4,095	12,806	(9,012)	3,794

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Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

Changes in fixed assets are as follows:

	Leasehold improvements	Machinery and equipment	Furniture, fixtures and facilities	IT equipment	Total
Balance at December 31, 2015	1,521	18	936	2,406	4,881
Additions	99	—	11	71	181
Depreciation	(90)	(2)	(178)	(782)	(1,052)
Balance at December 31, 2016	1,530	16	769	1,695	4,010
Additions	118	79	33	611	841
Depreciation	(94)	(4)	(142)	(817)	(1,057)
Balance at December 31, 2017	1,554	91	660	1,489	3,794
Additions	261	81	93	1,008	1,443
Depreciation	(99)	(15)	(142)	(886)	(1,142)
Balance at December 31, 2018	1,716	157	611	1,611	4,095

a.              Evaluation for impairment of assets

There were no indications of impairment of property, plant and equipment for the years 2018, 2017 and 2016.

b.              Useful life

At the end of the years 2018, 2017 and 2016, the Business reviewed the estimate of useful life and did not identify any significant change in relation to the previously adopted useful life.

12          Intangible assets

The balance of this account is comprised by the following amounts:

		2018			2017
	Weighted average rate of amortization	Cost	Accumulated amortization	Net Book value	Cost	Accumulated amortization	Net Book value
Literature books
Learning Systems	25%	38,240	(31,352)	6,888	28,950	(24,098)	4,852
Educational books	25%	28,189	(24,940)	3,249	31,493	(24,610)	6,883
Dictionaries	10%	4,883	(4,873)	10	4,883	(4,868)	15
Literature books in progress	0%	12,368	—	12,368	17,229	—	17,229
Software	20%	15,193	(5,552)	9,641	4,871	(3,770)	1,101

		98,873	(66,717)	32,156	87,426	(57,346)	30,080

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Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

The changes in intangible assets in the year is comprised as follows:

	Literature books	Literature books in progress	Software	Total
Balance at December 31, 2015	25,325	13,423	1,914	40,662
Additions	—	10,690	249	10,939
Transfers	5,962	(5,962)	—	—
Write-offs	(1,322)	—	—	(1,322)
Amortization	(14,929)	—	(538)	(15,467)

Balance at December 31, 2016	15,036	18,151	1,625	34,812
Additions	—	8,831	22	8,853
Transfers	6,678	(6,678)	—	—
Write-offs	—	(3,075)	—	(3,075)
Amortization	(9,964)	—	(546)	(10,510)

Balance at December 31, 2017	11,750	17,229	1,101	30,080
Additions	1,891	9,210	1,394	12,495
Transfers	4,095	(13,023)	8,928	—
Write-offs	—	(1,048)	—	(1,048)
Amortization	(7,589)	—	(1,782)	(9,371)

Balance at December 31, 2018	10,147	12,368	9,641	32,156

Evaluation for asset impairment

There were no indications of impairment of intangible assets for the years ended December 31, 2018, 2017 and 2016.

Useful life

For the years ended December 31, 2018, 2017 and 2016, the Business reviewed the useful life estimates of intangible assets. The analyses of useful lives of the intangible assets of the Business did not result in amortization adjustments. In the period there was, however, write-offs related to discontinued projects, in the amount of R$ 1,048 and R$ 3,075 in 2018 and 2017, respectively, which were recognized in the profit or loss for each of these years. In 2016, there was no write-off related to discontinued projects.

13          Suppliers

The balance payable to suppliers is substantially represented by the outstanding amounts related with copyrights, pedagogical and other consulting services, advertising and publicity, freights, among others.

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Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

14          Loans and financing

The balance of this account is comprised by the following amounts:

Operations (in Reais)	Guarantees	Average interest rate p.a.	Maturity	2018	2017
Current:
BNDES - Publishing Plan	Property, Plant and Equipment Group (*) + Bank guarantee	2% p.a. + TJLP	05/15/2022	—	56,441
				—	56,441

(*)                        Refers to the economic group Positivo Educação in note 18 related parties.

In the second quarter of 2016, the Business formalized the funding with the Brazilian Bank for Economic and Social Development (BNDES) for purposes of investments in the Publishing Plan that is, aimed to produce regular educational books, and investments in educational content development for the online portal and digital book.

Changes in loans and financing are as follows:

	Current	Non-current	Total
Balance at the end of the year 2015	18,894	6,670	25,564
Funding	2,294	42,076	44,370
Interest	3,797	—	3,797
Transfers	6,723	(6,723)	—
Amortization - principal	(18,888)	—	(18,888)
Amortization - interest and changes	(2,619)	—	(2,619)

Balance at the end of the year 2016	10,201	42,023	52,224

Funding	262	12,322	12,584
Interest	4,723	—	4,724
Transfers	54,345	(54,345)	—
Amortization - principal	(9,112)	—	(9,112)
Amortization - interest	(3,979)	—	(3,979)

Balance at the end of the year 2017	56,441	—	56,441

Funding	6,873	—	6,873
Interest	743	—	743
Amortization - principal (a)	(63,839)	—	(63,839)
Amortization - interest	(218)	—	(218)

Balance at the end of the year 2018	—	—	—

(a)         On February 9, 2018, the Business made the prepayment of financing.

15          Taxes payable

The balance of this account is comprised by the following amounts:

	2018	2017
Current
IRRF - Tax payer withholding taxes (employee compensation)	1,756	1,378
IRPJ - Corporate Income tax	8,719	—
CSLL — Social Contribution on Net profits	3,139	—
Other	186	262

	13,800	1,640

Non-current
Brazilian Social Security - INSS suspension	518	310

	518	310

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Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

16          Salaries, provisions and social contributions

The balance of this account is comprised by the following amounts:

	2018	2017
Salaries payable	2,308	1,582
Social contributions	2,195	1,659
Provision for vacation pay	8,179	6,481
Provision for commissions (a)	2,475	2,540
Provision for bonus (b)	4,612	1,739
Other accounts payable on payroll	195	1,017

	19,964	15,018

(a)         Refers to variable employee compensation on sales.

(b)         Refers to variable executive compensation based on performance targets.

17          Other liabilities

The breakdown of this account is stated as follows:

	2018	2017
Provision - commission to schools (a)	3,226	355
Provision - copyright payable (b)	1,601	4,600
Other accounts payable	3,116	2,731

	7,943	7,686

(a)         Commissions payable to schools (see note 4).  This sales channel initiated on October 2016.

(b)         Comprises the variable portion of the payable to the authors of intellectual property included in the books (literature, artistic, and scientific), which are recognized when the literature books tied-up to them are sold.

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Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

18                                  Related parties

The Positivo Group (hereinafter referred as “Group”) is composed by all entities owned by the Parent Company and individual entities included in this combined carve-out financial statements. Balances and transactions between the entities and operations included in the Business, have been eliminated in the combined carve-out financial statements. Some of the Group’s transactions and arrangements are with related parties and the effect of these transactions using the basis determined between the parties is reflected in these combined carve-out financial statements.

Transactions with these related parties are on an arm’s length basis and are to be settled in cash. None of the related party balances are secured. No expense has been recognized in the current year or prior year for losses in respect of amounts owed by related parties. Additionally, no guarantees have been given or received related to these balances.

During the years presented below, the Business entered into the following transactions with related parties:

	Sales			Purchases and services
	2018	2017	2016	2018	2017	2016
Positivo Educacional Ltda. (a)	1,640	99	53	—	—	—
Gráfica e Editora Posigraf Ltda. (b)	2,793	8,259	17,009	79,760	92,189	73,474
Centro de Estudos Superiores Positivo Ltda. (c)	199	7	6	145	182	366
Editora Positivo Ltda. (e)	1,497	—	—	5,086	5,228	4,484
Centro Educacional Opção Única Ltda. (a)	40	—	—	—	—	—
Sociedade Educacional Posiville Ltda. (a)	871	535	213	—	—	—
Positivo Tecnologia S.A. (d)	28	127	73	1,864	5,010	7,973

	7,068	9,027	17,354	86,855	102,609	86,297

The balances of assets and liabilities with related parties are broken down as follows:

	Accounts receivable from commercial transactions		Accounts payable from commercial transactions
	2018	2017	2018	2017
Positivo Educacional Ltda. (a)	1,479	6,681	—	—
Gráfica e Editora Posigraf Ltda. (b)	358	—	4,957	12,033
Centro de Estudos Superiores Positivo Ltda. (c)	566	548	13	—
Consórcio Positivo J Malucelli	3	—	—	—
Editora Positivo Ltda. (e)	—	—	578	549
Centro Educacional Opção Única Ltda. (a)	45	56	—	—
Sociedade Educacional Posiville Ltda. (a)	614	87	—	—
Positivo Tecnologia S.A. (d)	142	—	30	38

	3,207	7,372	5,578	12,620

(a)         Substantially refers to the amounts arising from the direct sales of learning system made by the Business to the students of Positivo Educacional Ltda., considering that the Positivo Educacional Ltda. intermediates the financial receipt of such sales, and, later on, makes the financial transfer to Positivo Soluções Didáticas.

(b)         These are transactions of purchase of printed books and other products (inventories). These goods are acquired for resale by the Business to its customers.

(c)          Comprises transactions of space rentals, especially the Positivo Theater and Event Center, as well as service provision.

(d)         Purchases and services comprise the acquisition of computers and other IT equipment. Additionally, up to 2016, the Business made copyright payments related to the access to internet sites, called “Portal Positivo”, as well as the supply of CD-ROMs with educational contents to institutions that are members of the SPE System. There was also the engagement of Positivo Tecnologia for the production of Positivo ON, the software which substituted the former.

2-36

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

(e)          Sales comprise the Business transactions of catalog book sales. Purchase refers to the apportionment of expenses and shared service center, which are incurred by Editora Positivo Ltda. and later on apportioned with the other related parties benefitted by the provision of such services following the terms established between the parties. Such reimbursements are represented by the shared use of purchasing (especially indirect materials), human resources, marketing, legal, accounting, finance and IT departments. The apportionment amount is calculated at the effective cost, apportioned according to the use of available resources.

Remuneration of key management personnel

For the years 2018, 2017 and 2016, the Directors’ fees, including charges and variable remuneration totaled R$ 2,247, R$ 1,485 and R$ 1,150, respectively. For the Business management members, the following benefits are granted: healthcare plan, discounts on monthly tuition of graduate and post-graduate courses, and the Business’s schools, besides the own Business products.

The Business does not grant post-employment benefits, termination benefits or employment or other long-term benefits for their management and employees.

19          Provision for tax, civil and labor risks

	2018	2017
Labor risks (a)	5,359	4,410

	5,359	4,410

(a)         Labor claims are, among others issues, mainly related to claims filed by former employees, claiming labor amounts, including overtime and salary parity, among others.

The change in the provision for labor risk comprises the following:

Balance at December 31, 2015	537
(+) Additions	885
(+) Interest	54
(-) Law suits and proceeds paid	(97)
(-) Reversals	(728)

Balance at December 31, 2016	651
(+) Additions	4,548
(+) Interest	66
(-) Law suits and proceeds paid	(12)
(-) Reversals	(843)

Balance at December 31, 2017	4,410
(+) Additions	4,297
(+) Interest	7
(-) Law suits and proceeds paid	(105)
(-) Reversals	(3,250)
Balance at December 31, 2018	5,359

2-37

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

Likelihood of possible loss

There are other labor lawsuits in progress, that have been evaluated by internal and external legal advisors as being a possible risk for which no provision has been recorded. On December 31, 2018 and 2017, these possible lawsuits had the amount estimated by R$ 107 and R$ 732, respectively. As of December 31, 2016, there were no lawsuits with possible losses.

20          Net revenue from sales

The breakdown of net sales of the Business in the years 2018, 2017 and 2016 is as follows:

	2018	2017	2016
Learning system	424,422	415,844	351,290
(-) Commissions (*)	(7,059)	(1.055)	(137)
(-) Sales taxes	(89)	(76)	(371)
(-) Sales return	(10,859)	(8,938)	(10,292)

Net revenue	406,415	405,775	340,490

(*) See note 4.

The Business´s revenues from contracts with customers are all in Brazil. The Business recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the statement of comprehensive income (loss) of R$ 3,809, R$ 10,250 and R$ 5,333 for the years ended December 31, 2018, 2017 and 2016, respectively.

Revenues tax benefits

The Business is not subjected to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of printed and digital books is also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

21          Information on nature of expenses recognized in the statement of comprehensive income

The Business presents the statement of comprehensive income using a classification of operating expenses based on their function. The information on the nature of these expenses recognized is as follows:

	2018	2017	2016
Resale goods and consumption material used	71,455	85,652	63,251
Personnel and commissions	79,381	74,781	73,990
Promotion expenses	3,811	5,449	7,249
Advertising and publicity	16,452	39,434	24,901
Third party services	6,356	6,875	6,529
Freight	8,310	8,359	7,975
Rentals	3,740	3,216	2,088
Traveling	7,976	7,777	7,429
Depreciation and amortization	10,513	11,567	16,519
Provision (reversal) for obsolete inventories	690	58	(594)
Impairment loss on accounts receivable	3,974	11,070	5,552
Provision for tax, civil and labor risks	1,047	3,705	157
Credit card expenses (commission)	1,131	253	1
Other	16,858	17,394	13,053

	231,694	275,590	228,100

2-38

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

The cost of sales mainly consists of the expenses related to the production and delivery of educational content, which mainly comprises printing costs and amortization of intellectual property in the long term. Operating expenses are comprised of sales expenses, general and administrative expenses and other expenses. The largest expense component comprises employees and labor, which includes salaries and bonuses, employee benefit expenses and contracted labor costs.

The breakdown of these accounts for reconciling with the statement of comprehensive income is as follows:

	2018	2017	2016
Cost of sales and services rendered	(97,068)	(111,478)	(98,620)
Commercial expenses	(63,044)	(89,333)	(72,874)
Administrative and general expenses	(67,608)	(63,709)	(51,054)
Impairment loss of accounts receivable	(3,974)	(11,070)	(5,552)

	(231,694)	(275,590)	(228,100)

22          Financial income

	2018	2017	2016
Financial revenues
Discounts obtained and other	123	2	2
Interest charged on accounts receivable and other	4,304	3,646	2,496
Yield from investments	206	26	21
Other	104	13	97

	4,737	3,687	2,616

Financial expenses
Inflation adjustment	(169)	(66)	(54)
Discounts granted	(333)	(248)	(253)
Interest on loans and other	(743)	(4,723)	(3,798)
Other expenses	(508)	(625)	(667)

	(1,753)	(5,662)	(4,772)

	2,984	(1,975)	(2,156)

23          Financial instruments

The effect of the adoption of IFRS 9 on the Business’s financial instruments is described in Note 4b.

2-39

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

Accounting classification and fair values

The amortized cost is reasonable approximated to the fair value due to the nature and liquidity level of the financial assets and liabilities held by the Business, are as follows:

December 31, 2018	Hierarchy	Amortized cost	Fair value
Financial assets
Cash and cash equivalents	Level 2	20,328	20,328
Trade accounts receivable	Level 2	99,766	99,766
Other receivables	Level 2	1,457	1,457

		121,551	121,551

Financial liabilities
Suppliers	Level 2	14,039	14,039
Other liabilities	Level 2	7,943	7,943

		21,982	21,982
December 31, 2017

Financial assets
Cash and cash equivalents	Level 2	351	351
Trade accounts receivable	Level 2	111,824	111,824
Other receivables	Level 2	1,372	1,372

		113,547	113,547

Financial liabilities
Suppliers	Level 2	20,001	20,001
Loans and financing	Level 2	56,441	56,441
Other liabilities	Level 2	7,686	7,686

		84,128	84,128

Financial risk management

Risk management structure

The main risk factors to which the Business is exposed reflect strategic operational and economic and financial aspects. Strategic operating risks (such as, demand behavior, competition and material changes in the structure of the industry) are addressed by the Business’ management model.

The economic and financial risks mainly reflect the behavior of macroeconomic variables such as exchange and interest rates as well as the characteristics of the financial instruments that the Business uses. These risks are managed through control and monitoring policies, specific strategies and limits.

The Business has a policy for managing funds, instruments and financial risks monitored by top management and this practice of managing its existing risks in a manner, aiming mainly to preserve the value and liquidity of financial assets and to guarantee financial resources for the smooth running of business, including its expansions.

2-40

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

The Business is exposed to the following risks resulting from financial instruments:

•                  Credit risk;

•                  Liquidity risk;

•                  Market risk.

This note presents information on the Business’ exposure to each of the risks above, the objectives of the Business, measurement policies, and the Business’s risk and capital management proceedings.

Credit risks

Credit risk is the risk of the Business incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contract obligations. Risk is mainly due to financial investments and trade accounts receivable as shown below.

Accounts receivable and other credits

The Business’ exposure to credit risks is influenced mainly by the individual characteristics of each client. However, Management considers the geographical distribution of customers in its evaluation, including the risk of default of industry and in the country where it operates, as these factors may impact credit risk.

The quality of the credit of accounts receivable from other receivables is assessed with a basis on the credit policy established by the Business.

Cash and cash equivalents

As of December 31, 2018, 2017 and 2016, the Business held cash and cash equivalents totaling R$ 20,328, R$ 351 and R$ 258, respectively, which represent the maximum credit exposure on those assets. Cash and cash equivalents are maintained with major Brazilian banks and financial institutions.

Liquidity risk

Liquidity risk is the risk of the Business encountering difficulties in performing the obligations associated with its financial liabilities that are settled with cash payments or with another financial asset. The Business’ approach in liquidity management is to maintain, as much as possible, sufficient liquidity to perform its obligations upon maturity, under normal conditions or not, without causing unacceptable losses or risk to the Business’ reputation.

The Business’ Management is ultimately responsible for the liquidity risk management, which manages the needs of funding and liquidity management in short, medium and long terms. The Business manages liquidity risk by maintaining sufficient cash reserves and the ability to raise loans as it considers adequate, through continuous monitoring of foreseen and actual cash flows and through combination of financial assets and liabilities’ maturity profiles.

2-41

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

Tables below show the remaining contractual maturities in details of Business’s non-derivative financial assets and liabilities and the amortization contractual terms:

Financial Assets

	Weighted average interest rate per annum	<1 month	1-3 months	3-12 months	1-5 years	Total
December 31, 2018
Cash and banks		1,075	—	—	—	1,075
Interest earning bank deposits	6,40%	19,253	—	—	—	19,253
Accounts receivable		12,175	56,129	22,068	9,934	99,766

		32,503	56,129	22,068	9,934	120,094
December 31, 2017
Cash and banks		15	—	—	—	15
Interest earning bank deposits	7,33%	336	—	—	—	336
Accounts receivable		18,871	47,559	42,093	3,301	111,824

		19,222	47,559	42,093	3,301	112,175

Financial liabilities

	Weighted average interest rate per annum	<1 month	1-3 months	3-12 months	1-5 years	Total
December 31, 2018
Suppliers		13,205	8	826	—	14,039

		13,205	8	826	—	14,039
December 31, 2017
Suppliers		18,837	9	1,155	—	20,001
Loans and financing	10.00%	—	—	10,243	46,198	56,441

		18,837	9	11,398	46,198	76,442

Market risk

Market risk is the risk that alterations in market prices, such as exchange rates and interest rates, have in the Business’ earnings, or in the value of its holdings of financial instruments. The objective of market risk management is to manage and control exposures to market risks according to acceptable parameters and optimize the return at the same.

2-42

Positivo Soluções Didáticas

Combined carve-out financial statements as of

December 31, 2018, 2017 and 2016

24                    Subsequent events

As described in Note 1, on May 7, 2019, Arco Platform Limited, entered into a definite agreement for acquisition of the operations described above and included in these combined carve-out financial statements. The acquisition will be completed after the fulfillment of suspensive conditions, mainly the approval from CADE (Administrative Council for Economic Defense).

Lucas Raduy Guimarães	Luiz Cezar Teixeira
CEO	Administrative and Financial Director

Marco Aurélio Pitta

Accountant CRC-PR - 048.199/O-5

2-43

Item 3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On May 7, 2019, we entered into a purchase agreement with the shareholders of Positivo Soluções Didáticas, or “Positivo,” to acquire the entire share capital of Positivo, one of the largest K-12 content providers to private schools in Brazil, and other companies of the Positivo Group (as defined below). Positivo is part of a group founded in 1972 in Curitiba by a group of teachers as a preparatory course focused on preparing students for admission exams to universities in the state of Paraná, or the “Positivo Group.” This carve-out acquisition encompasses only the private school learning systems and does not include the other assets of the Positivo Group, such as the public-schools learning system, the printing company, the Universidade Positivo postsecondary education business, and the Colégio Positivo proprietary schools. The agreed purchase price is R$1,685 million, of which (i) 50% will be payable in cash on the transaction closing date, and (ii) the remaining 50% will be paid in four installments as follows: (1) 10% to be paid in cash in each of 2021 and 2022, and (2) 15% to be paid in cash in each of 2023 and 2024, all as adjusted by the CDI rate (Brazilian interest rates). The closing of the transaction is subject to customary conditions precedent, including antitrust and other regulatory approvals.

We have obtained a preliminary approval from CADE, the Brazilian anti-trust authority, with no restrictions and we expect the approval process to be resumed upon the confirmation of the CADE board member nominations by the Brazilian government.

Set forth below are the unaudited pro forma condensed consolidated statement of financial position as of June 30, 2019 and the unaudited pro forma condensed consolidated statements of operations for the six-month period ended June 30, 2019 and for the year ended December 31, 2018.

The unaudited pro forma condensed consolidated statement of financial position is based on the historical unaudited interim consolidated financial statements of Arco and the historical unaudited interim carve-out financial statements of Positivo, appearing elsewhere in this Form 6-K, and gives effect to the Positivo Acquisition as if it had been consummated on June 30, 2019. The unaudited pro forma condensed consolidated statement of operations for the six-month period ended June 30, 2019 is based on the historical unaudited interim consolidated financial statements of Arco and the historical unaudited interim carve-out financial statements of Positivo, appearing elsewhere in this Form 6-K, and gives effect to the Positivo Acquisition as if it had been consummated on January 1, 2018. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2018 is based on the historical audited consolidated financial statements of Arco, incorporated by reference in this Form 6-K, and the historical audited carve-out financial statements of Positivo, appearing elsewhere in this Form 6-K, and gives effect to the Positivo Acquisition as if it had been consummated on January 1, 2018.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed consolidated financial information.

Pro forma adjustments were made to reflect:

•                  the Positivo Acquisition;

•                  changes in the carrying value of certain assets and liabilities at their estimated fair values;

•                  changes in amortization expenses resulting from fair value adjustments to intangible assets;

•                  increase in interest expense resulting from the outstanding accounts payable to selling shareholders in connection with the Positivo Acquisition;

•                  elimination of non-recurring M&A expenses on the Positivo Acquisition; and

•                  tax effects on the pro forma adjustments.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information is presented for information purposes only. The unaudited pro forma condensed consolidated financial information does not purport to represent what our actual consolidated results of operations would have been had the Positivo Acquisition occurred on the dates indicated, nor are they indicative of future consolidated results of operations or financial condition. The unaudited pro forma condensed consolidated financial information should be read in conjunction with our historical consolidated financial statements and the historical combined carve-out financial statements of Positivo. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated financial information.

3-1

The audited consolidated financial statements and the unaudited interim condensed consolidated financial statements from which the unaudited pro forma condensed consolidated financial information have been derived, were prepared in accordance with IFRS.

We expect to incur integration costs and synergies from the consolidation of Positivo. The unaudited pro forma condensed consolidated financial information does not reflect any future integration costs or synergies that my result from the consolidation of Positivo.

The Positivo Acquisition by Arco will be accounted for as a business combination in accordance with IFRS 3 — Business Combinations, using the purchase method of accounting. The pro forma information presented, including allocation of the purchase price, is based upon our preliminary estimates of the fair value of the assets acquired and liabilities assumed, available information as of this date and management assumptions, and will be revised upon final calculations during the one year measurement period as from the acquisition date. Therefore, the actual adjustments may differ from the pro forma adjustments, and the differences may be material.

Additionally, the purchase price will be monetarily updated by the CDI rate up to the closing of the Positivo Acquisition, which is subject to the final approval from CADE, and a final determination of the fair value of assets acquired and liabilities assumed on the Positivo Acquisition will be based on the actual net tangible and intangible assets and liabilities of Positivo that existed as of the closing date. Accordingly, the pro forma purchase price adjustments presented herein may not reflect any final purchase price adjustments. We estimated the fair value of Positivo’s assets and liabilities based on discussions with Positivo’s management, due diligence and preliminary work performed by third-party valuation specialists. As the final valuations are being performed, increases or decreases in the fair value of the assets acquired and liabilities assumed will result in adjustments, which may result in material differences from the information presented herein.

3-2

Unaudited pro forma condensed consolidated statement of financial position

As of June 30, 2019

(amounts in thousands of reais)

	Arco Historical (1)	Positivo Historical (2)	Pro forma adjustments		Total pro forma
Assets
Current assets
Cash and cash equivalents	8,530	22,133	—		30,663
Financial investments	869,141	—	(855,332)	(3)	13,809
Trade receivables	142,943	90,528	—		233,471
Inventories	14,598	3,139	—		17,737
Recoverable taxes	20,690	291	—		20,981
Other assets	12,838	685	—		13,523
Total current assets	1,068,740	116,776	(855,332)		330,184
Non-current assets
Financial instruments from acquisition of interests	21,261	—	—		21,261
Deferred income tax	133,419	8,843	—		142,262
Recoverable taxes	1,033	—	—		1,033
Financial investments	4,473	—	—		4,473
Loans to related parties	15,631	—	—		15,631
Other assets	6,027	19	—		6,046
Investments and interests in other entities	58,113	—	—		58,113
Property and equipment	15,959	4,507	—		20,466
Right-of-use assets	17,593	6,131	—		23,724
Intangible assets	157,960	34,546	1,611,910	(4)	1,804,416
Total non-current assets	431,469	54,046	1,611,910		2,097,425
Total assets	1,500,209	170,822	756,578		2,427,609
Liabilities
Current liabilities
Trade payables	13,991	12,034	—		26,025
Labor and social obligations	31,786	19,024	—		50,810
Advances from customers	20,506	183	—		20,689
Lease liabilities	4,736	2,782	—		7,518
Loans and financing	161	—	—		161
Taxes and contributions payable	1,509	1,560	—		3,069
Income taxes payable	26,731	17,463	—		44,194
Financial instruments from acquisition of interests	15,562	—	—		15,562
Accounts payable to selling shareholders	90,829	—	—		90,829
Other liabilities	138	9,495	—		9,633
Total current liabilities	205,949	62,541	—		268,490
Non-current liabilities
Labor and social obligations	2,064	—	—		2,064
Lease liabilities	16,752	3,443	—		20,195
Loans and financing	376	—	—		376
Financial instruments from acquisition of interests	49,242	—	—		49,242
Accounts payable to selling shareholders	106,931	—	855,332	(3)	962,263
Provision for legal proceedings	342	5,159	—		5,501
Deferred income tax	1,560	—	—		1,560
Other liabilities	125	925	—		1,050
Total non-current liabilities	177,392	9,527	855,332		1,042,251
Total liabilities	383,341	72,068	855,332		1,310,741
Equity	1,116,868	98,754	(98,754)		1,116,868
Total liabilities and equity	1,500,209	170,822	756,578		2,427,609

3-3

Notes to Unaudited pro forma condensed consolidated statement of financial position

As of June 30, 2019

(amounts in thousands of reais)

(1)         Represents the unaudited historical consolidated statement of financial position of Arco as of June 30, 2019.

(2)         Represents the unaudited historical combined carve-out balance sheet of Positivo as of June 30, 2019.

(3)         Reflects (i) 50% of the purchase consideration paid in cash if the Positivo Acquisition had been completed as of June 30, 2019, monetarily updated by the CDI rate; and (ii) the remaining 50% which will be paid in installments, monetarily updated by the CDI rate.

(4)         Reflects the estimated fair value of additional intangibles assets of R$820,275; write-off of existing intangible assets of R$7,284 and goodwill arising on the Positivo Acquisition of R$798,919.

The preliminary purchase price allocation of the identifiable assets acquired and liabilities assumed as of June 30, 2019 is as follows:

Fair values as of June 30, 2019
Assets
Cash and cash and equivalents	22,133
Trade receivables	90,528
Inventories	3,139
Recoverable taxes	291
Other assets	704
Deferred income tax	8,843
Property and equipment	4,507
Right-of-use assets	6,131
Intangible assets (i)	847,537
983,813
Liabilities
Trade payables	(12,034)
Labor and social obligations	(19,024)
Advances from customers	(670)
Lease liabilities	(6,225)
Taxes and contributions payable	(1,560)
Income taxes payable	(17,463)
Provision for legal proceedings	(5,159)
Other liabilities	(9,933)
(72,068)
Total identifiable net assets at fair value	911,745
Goodwill arising on acquisition	798,919
Purchase consideration	1,710,664
Cash payable at the acquisition date	855,332
Payable in installments	855,332

(i)        Considers software recorded by Positivo in the combined carve-out balance sheet of R$8,807, literature books in progress of R$18,455 and additional identifiable intangible assets in the Positivo Acquisition of R$820,275.

3-4

Unaudited pro forma condensed consolidated statement of operations

For the six-month period ended June 30, 2019

(amounts in thousands of reais, except per share data)

	Arco Historical (1)	Positivo Historical (2)	Pro forma adjustments		Total pro forma

Net revenue	254,621	234,423	—		489,044
Cost of sales	(47,696)	(62,930)	2,863	(3)	(107,763)
Gross profit	206,925	171,493	2,863		381,281
Selling expenses	(75,450)	(35,196)	(33,481)	(4)	(144,127)
General and administrative expenses	(65,758)	(32,837)	3,388	(5)	(95,207)
Other income, net	2,922	35	—		2,957
Operating profit	68,639	103,495	(27,230)		144,904
Finance income	30,917	3,610	—		34,527
Finance costs	(28,855)	(694)	(27,780)	(6)	(57,329)
Finance result	2,062	2,916	(27,780)		(22,802)
Share of loss of equity-accounted investees	(1,159)	—	—		(1,159)
Profit before income taxes	69,542	106,411	(55,010)		120,943
Income taxes	(13,002)	(35,679)	18,703	(7)	(29,978)
Profit for the period	56,540	70,732	(36,307)		90,965

Basic earnings per common share — in R$ (reais)
Class A	1.12			(8)	1.80
Class B	1.12			(8)	1.80
Diluted earnings per common share — in R$ (reais)
Class A	1.09			(8)	1.78
Class B	1.10			(8)	1.78

3-5

Notes to unaudited pro forma condensed consolidated statement of operations

For the six-month period ended June 30, 2019

(amounts in thousands of reais, except per share data)

(1)         Represents the unaudited historical consolidated statement of operations of Arco for the six-month period ended June 30, 2019.

(2)         Represents the unaudited historical interim condensed combined carve-out statement of income of Positivo for the six-month period ended June 30, 2019.

(3)         Reflects the elimination of amortization of existing intangible assets recorded by Positivo in cost of sales.

(4)         Reflects the adjustment to amortization expenses resulting from the estimated fair value adjustments to intangible assets in the Positivo Acquisition. The amounts allocated to intangible assets with definitive lives in the purchase price allocation for the Positivo Acquisition, based upon our preliminary estimates of fair value, are as follows:

	Estimated useful lives (in years)	Estimated fair value	Estimated amortization expense

Customer relationships	8.8	229,469	(13,038)
Trademark	20	355,433	(8,886)
Educational system	10	214,217	(10,711)
Literature books	10	16,925	(846)
Non-compete agreement	5	4,231	(423)
		820,275	(33,904)
Pro forma adjustments:
Selling expenses			(33,481)
General and administrative expenses			(423)

(5)         Reflects (i) the adjustment to amortization expense resulting from the estimated fair value adjustment to intangible assets allocated to non-compete agreement in the Positivo Acquisition of R$423; and (ii) the elimination of non-recurring M&A expenses related to the Positivo Acquisition recorded in the statement of operations by Arco of R$3,811.

(6)         Reflects the estimated adjustment to finance costs resulting from the interest expense from the monetary indexation by the CDI rate on the amounts payable in installments of the purchase consideration.

(7)         Reflects the estimated income taxes effects on the pro forma adjustments considering the statutory rate of 34%.

(8)         The following table reflects the pro forma profit and share data used in the basic and diluted pro forma EPS calculations:

	Six-month period ended June 30, 2019
	Class A	Class B	Total

Profit attributable to equity holders of the parent	41,971	48,994	90,965
Weighted average number of common shares outstanding (thousands)	23,303	27,202
Effects of dilution from:
Share-based compensation plan (thousands)	567	—
Basic earnings per share - R$ (reais)	1.80	1.80
Diluted earnings per share - R$ (reais)	1.78	1.78

3-6

Unaudited pro forma condensed consolidated statement of operations

For the year ended December 31, 2018

(amounts in thousands of reais, except per share data)

	Arco Historical (1)	Positivo Historical (2)	Pro forma adjustments		Total pro forma

Net revenue	380,981	406,415	—		787,396
Cost of sales	(80,745)	(97,068)	7,589	(3)	(170,224)
Gross profit	300,236	309,347	7,589		617,172
Selling expenses	(113,270)	(67,018)	(66,963)	(4)	(247,251)
General and administrative expenses	(129,754)	(67,608)	(846)	(4)	(198,208)
Other income (expenses), net	4,856	(460)	—		4,396
Operating profit	62,068	174,261	(60,220)		176,109
Finance income	36,618	4,737	—		41,355
Finance costs	(198,795)	(1,753)	(53,871)	(5)	(254,419)
Finance result	(162,177)	2,984	(53,871)		(213,064)
Share of loss of equity-accounted investees	(792)	—	—		(792)
Profit (loss) before income taxes	(100,901)	177,245	(114,091)		(37,747)
Income taxes	17,985	(58,665)	38,791	(6)	(1,889)
Profit (loss) for the year	(82,916)	118,580	(75,300)		(39,636)

Basic earnings per common share — in R$ (reais)
Class A	(1.64)			(7)	(0.79)
Class B	(1.64)			(7)	(0.79)
Diluted earnings per common share — in R$ (reais)
Class A	(1.64)			(7)	(0.79)
Class B	(1.64)			(7)	(0.79)

3-7

Notes to unaudited pro forma condensed consolidated statement of operations

For the year ended December 31, 2018

(amounts in thousands of reais, except per share data)

(1)         Represents the audited historical consolidated statement of operations of Arco for the year ended December 31, 2018.

(2)         Represents the historical audited combined carve-out statement of income of Positivo for the year ended December 31, 2018.

(3)         Reflects the elimination of amortization of existing intangible assets recorded by Positivo in cost of sales.

(4)         Reflects the adjustment to amortization expenses resulting from the estimated fair value adjustments to intangible assets in the Positivo Acquisition. The amounts allocated to intangible assets with definitive lives in the purchase price allocation for the Positivo Acquisition, based upon our preliminary estimates of fair value, are as follows:

	Estimated useful lives (in years)	Estimated fair value	Estimated amortization expense

Customer relationships	8.8	229,469	(26,076)
Trademark	20	355,433	(17,772)
Educational system	10	214,217	(21,422)
Literature books	10	16,925	(1,693)
Non-compete agreement	5	4,231	(846)
		820,275	(67,809)
Pro forma adjustments:
Selling expenses			(66,963)
General and administrative expenses			(846)

(5)         Reflects the estimated adjustment to finance costs resulting from the interest expense from the monetary indexation by the CDI rate on the amounts payable in installments of the purchase consideration.

(6)         Reflects the estimated income taxes effects on the pro forma adjustments considering the statutory rate of 34%.

(7)         The following table reflects the pro forma loss and share data used in the basic and diluted pro forma EPS calculations:

	Year ended December 31, 2018
	Class A	Class B	Total

Loss attributable to equity holders of the parent	(17,825)	(21,811)	(39,636)
Weighted average number of common shares outstanding (thousands)	22,603	27,658
Effects of dilution from:
Share-based compensation plan (thousands)	—	—
Basic earnings per share - R$ (reais)	(0.79)	(0.79)
Diluted earnings per share - R$ (reais)	(0.79)	(0.79)

Due to the pro forma loss for the year ended December 31, 2018, the share-based compensation plan has antidilutive effect and, therefore, was not considered in the computation of diluted pro forma loss per share.

3-8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: October 15, 2019